05008863

CENTER TELECOM

INFORMATION ON DECISIONS PASSED BY THE BOARD OF DIRECTORS OF THE ISSUER

1. Full corporate name of the issuer: ***Joint-Stock Central Telecommunication Company***

2. Domicile: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia***

SUPPL

3. Taxpayer identification number (INN): ***5000000970***

4. Unique code of the issuer: ***00194-A***

5. Internet page used by the issuer for posting notices of events that may significantly affect prices of the securities of the issuer: www.centertelecom.ru

6. Date of the meeting of JSC CenterTelecom's Board of Directors: ***May 20, 2005***

7. Date of compiling and number of the minutes of the meeting of JSC CenterTelecom's Board of Directors: ***May 23, 2005, Minutes # 31***

8. Decision passed by the Board of Directors of JSC CenterTelecom on the issue of "choosing the venue of the annual general meeting of shareholders of JSC CenterTelecom":

1. The resolution of the Board of Directors of April 29, 2005 (Minutes #30) on item 9 related to choosing the venue of the forthcoming general meeting of shareholders of JSC CenterTelecom shall lose effect.

2. The venue of the annual general meeting of shareholders of JSC CenterTelecom shall be the Central Academic Theater of the Russian Army, 2 Suvorovskaya Square, Moscow, Russia.

R. Amaryan
General Director
JSC CenterTelecom

Seal

Date: May 23, 2005

6/13

CENTER TELECOM
JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY
Degtiarny per., 6/2, Moscow, GSP-3, 125993, Russia Phone: +7(095) 209-33-25. Fax: +7 (095) 209-30-07. E-mail: info@centertelecom.ru

ref.№ 08-15/159 date 08.06.2005 pages incl. cover

Securities and Exchange Commission
Office of International Finance
Corporate Finance Division
450 Fifth Street, NW
Washington, DC 20549-1044, USA

Dear Sirs!
Pursuant to Depositary Agreement of September 4, 2001 as revised and amended on December 10, 2001, JSC CenterTelecom is duly submitting to the US Securities and Exchange Commission the following public reports and documents (see enclosures) required in accordance with the Russian Law or stipulated otherwise, according to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Enclosure:

1. Notice of information that may significantly affect prices of the issuer securities. Information about an acquisition by the issuer of an interest in the charter capital of another commercial organization.
2. Information on decisions passed by the board of directors of the issuer.
3. Results of financial and business operations in 1Q2005.
4. Approval by the Company Board of Directors of the agenda of the annual general meeting of shareholders and recommendations on dividend amount.
5. Annual Report of JSC CenterTelecom for 2004.
6. Annual financial statements, including income statement, for 2004. Explanatory notes.
7. Ballot papers (11 ballots).
8. Information about the auditor.
9. Amendments and additions to the Company's Charter (2 documents).
10. The Company's Charter (a new issue).
11. Amendments and additions to the regulations on the Company's Board of Directors.
12. Amendments and additions to the regulations on the Company's Management Board.
13. Amendments and additions to the regulations on the general meetings of shareholders of the Company.
14. Amendments and additions to the regulations on the Audit Commission of the Company
15. Information on the amount of annual remuneration of members of the Company's Board of Directors.
16. Opinion of the Audit Committee of the Board of Directors of JSC CenterTelecom on the independent auditor's (ZAO Ernst&Young Vneshaudit) report on the financial statements for 2004.
17. Opinion of the Audit Committee of the Board of Directors of JSC CenterTelecom on the report of the Commission of the Company on the results of the audit of financial and business activities of the Company, annual financial statements of the Company and verification of data contained in the annual report and annual financial statements of the Company for 2004.
18. Notes regarding termination of JSC CenterTelecom membership in not-for-profit organizations.

19. Information about nominees to the Board of Directors.
20. Information about nominees to the Audit Commission of the Company.
21. Independent auditor's report on financial statements of JSC CenterTelecom for 2004.
22. Report of the internal Audit Commission of the Company on the results of the audit of financial and business activities of the Company, annual financial statements of the Company and verification of data contained in the annual report and annual financial statements of the Company for 2004.

Yours sincerely,

R. Amaryan
General Director

CENTER TELECOM

Company news

CenterTelecom's Board of Directors approved agenda of the annual general meeting of shareholders and made recommendations on the dividends to be declared and timeline to pay annual dividends on shares

Moscow, May 27, 2005. The Board of Directors of CenterTelecom at its meeting devoted to the financial year results decided to recommend to the forthcoming annual general meeting of shareholders to pay dividends for the financial year of 2004 as follows: 0.0756115 rubles per one preference class A share and 0.0630084 rubles per one ordinary share.

Dividends on preference class A shares will be paid in cash funds before August 29, 2005, and on ordinary shares before December 31, 2005.

The procedure for determination of the dividend amount is set forth by the Company's Charter and regulations on dividend policies. In view of the net profit reduction in 2004 compared to 2003 CenterTelecom's Board of Directors decided to increase the net profit share allocated for dividends to be paid on ordinary shares up to 25% over 13% allocated according to financial results of 2003. The total portion of the net profit allocated for dividend payments for 2004 will reach 35% of the net profit posted in 2004, compared to 23% for 2003.

The Board also approved the following agenda of the annual general meeting of shareholders:

1. Approval of the annual report, annual financial statements, including profit and loss account (income statement) of the Company, and distribution of profit, including payment (declaration) of dividends, and loss of the Company according to results of the reporting (2004) financial year.
2. Election of members of the Company Board of Directors.
3. Election of members of the Audit Commission of the Company.
4. Approval of the Company's auditor for 2005.
5. Introduction of amendments and additions to the Company's Charter. Approval of the new issue of the Charter taking into account the introduced amendments and additions.
6. Introduction of amendments and additions to the regulations on the Board of Directors of the Company.
7. Introduction of amendments and additions to the regulations on the Management Board of the Company.
8. Introduction of amendments and additions to the regulations on the general meetings of shareholders of the Company.
9. Introduction of amendments and additions to the regulations on the Audit Commission of the Company.
10. Determination of the amount of the annual remuneration of members of the Company Board of Directors.
11. Termination of the Company's membership in not-for-profit organizations.

The annual general meeting of shareholders of JSC CenterTelecom will be held on June 30, 2005. The meeting materials will be available for review from May 30, 2005 on the Company's website at www.centertelecom.ru.

For further information contact:

Elena Romskaya
Director of Securities and Corporate Governance Department
Phone: +7 (095) 793-2319
e-mail: esidorovich@centertelecom.ru

Andrey Kalinchenko
Head of Investors Relations
Phone: +7 (095) 793-2340
e-mail:kalin@centertelecom.ru

Iana Lavrentieva

Director of Information Policies Department
Phone: +7 (095) 793-2486
e-mail: pr@centertelecom.ru

www.centertelecom.ru

JSC CenterTelecom is a leading fixed-line telecommunications operator offering the whole range of telecommunications services in the Central Federal District accounting for over 20% of Russia's total population. CenterTelecom offers all types of telecommunications services, including telephone service, Internet access, IP-telephony, and data, provides cable TV and wireline and VHF broadcasting services. The Company actively deploys state-of-the-art multiservice and SDH networks, as well as advanced wireless access systems. The Company stock is traded on RTS (ESMO, ESMOP), MICEX (CTEL, CTELP). The Company also established a Level 1 ADR program for underlying ordinary shares (CRMUY).

CENTERTELECOM

Joint-Stock Central Telecommunication Company
Domiciled at: 23 Proletarskaya Street, Khimki, the Moscow region, 141400, Russia

Dear shareholder!

Please, be advised that an annual general meeting of shareholders of JSC CenterTelecom in the form of joint presence will be held on June 30, 2005 at 10.00 am local time at the following venue: Central Academic Theater of the Russian Army, 2 Suvorovskaya Square, Moscow, Russia, located near Novoslobodskaya underground station.

Registration of shareholders will start on June 30, 2005 at 8.00 am local time at the following address: Central Academic Theater of the Russian Army, 2 Suvorovskaya Square, Moscow, Russia.

Agenda of the annual general meeting of shareholders

1. Approval of the annual report, annual financial statements, including profit and loss account (income statement) of the Company, and distribution of profit, including payment (declaration) of dividends, and loss of the Company according to results of the reporting (2004) financial year.
2. Election of members of the Company Board of Directors.
3. Election of members of the Audit Commission of the Company.
4. Approval of the Company's auditor for 2005.
5. Introduction of amendments and additions to the Company's Charter. Approval of the new issue of the Charter taking into account the introduced amendments and additions.
6. Introduction of amendments and additions to the regulations on the Board of Directors of the Company.
7. Introduction of amendments and additions to the regulations on the Management Board of the Company.
8. Introduction of amendments and additions to the regulations on the general meetings of shareholders of the Company.
9. Introduction of amendments and additions to the regulations on the Audit Commission of the Company.
10. Determination of the amount of the annual remuneration of members of the Company Board of Directors.
11. Termination of the Company's membership in not-for-profit organizations.

Items 1 and 4 were put on the meeting agenda on the initiative of the Russian Federal Property Fund; items 5 and 8 were included on the initiative of Lindsell Enterprises Limited.

The list of persons eligible for taking part in the meeting was compiled based on entries in the register of shareholders as at 6 pm, May 13, 2005.

Materials to agenda items of the annual general meeting of shareholders will be available for review starting from May 31, 2005 at the following addresses:

JSC CenterTelecom, 23 Proletarskaya Street, room 111, Khimki, the Moscow region, Russia.
Phone: (+7 095) 572-73-48, *+7 095) 572-84-85;
JSC CenterTelecom, 6 Degtiarny Per., Building 2, room 402, Moscow, Russia.
Phone: (+7 095) 793-23-58, 793-23-83, 793-26-54.
JSC CenterTelecom-Moscow subsidiary, 29 Narodnogo Opolchenia Street, Building 2, Moscow, Russia. Phone (+7 095) 793-22-01.
Belgorodski subsidiary of JSC CenterTelecom, 3 Sobornaya Square, Belgorod, Russia.
Phone: (+7 0722) 35-03-22.
Brynaski subsidiary of JSC CenterTelecom, 9 Karl Marx Square, Bryansk, Russia.
Phone: (+7 0832) 72-15-75.

Vladimirski subsidiary of JSC CenterTelecom, 42 Gorkogo Street, Vladimir, Russia.
Phone: (+7 0922) 35-33-50.
Voronezhski subsidiary of JSC CenterTelecom, 35 Revolution Prospekt, Voronezh, Russia.
Phone: (+7 0732) 53-34-73.
Kaluzhski subsidiary of JSC CenterTelecom, 38 Teatralnaya Street, Kaluga, Russia.
Phone: (+7 0842) 79-62-05.
Kurski subsidiary of JSC CenterTelecom, 8 Krasnaya Square, Kursk, Russia.
Phone: (+7 0712) 55-40-42.
Lipetski subsidiary of JSC CenterTelecom, 35a Tereshkovoy Street, Lipetsk, Russia.
Phone: (+7 0742) 38-12-48.
Orlovski subsidiary of JSC CenterTelecom, 43 Lenin Street, Orel, Russia.
Phone: (+7 0862) 43-18-96.
Ryazanski subsidiary of JSC CenterTelecom, 43 Schedrina Street, Ryazan, Russia.
Phone: (+7 0912) 27-22-05.
Smolenski subsidiary of JSC CenterTelecom, 6 Oktyabrskoy Revolution Street, Smolensk, Russia. Phone: (+7 0812) 68-31-76.
Tambovski subsidiary of JSC CenterTelecom, 2-v Astrakhanskaya Street, Tambov, Russia.
Phone: (+7 0752) 75-05-88.
Tverskoy subsidiary of JSC CenterTelecom, 24 Novotorzhskaya Street, Tver, Russia.
Phone: (+7 0822) 32-37-17.
Tulski subsidiary of JSC CenterTelecom, 33a Lenin Prospekt, Tula, Russia.
Phone: (+7 0872) 21-73-51.
Uppervolga subsidiary of JSC CenterTelecom, 22 Komsomolskaya Street, Yaroslavl, Russia.
Phone: (+7 0852) 73-24-40, (+7 0932) 47-13-36, (+7 0942) 62-10-23.

and on the Company website at: www.centertelecom.ru.

A shareholder (shareholder's representative) is entitled to vote prior to the meeting by sending completed ballot papers to the following address: 6 Degtiarny Per., Building 2, Moscow, GSP-3, 125993, Russia. The deadline for accepting ballot paper by the Company is June 27, 2005 (inclusively) (before 6 pm local time).

Ballots received by the Company not later than 2 days before the general annual meeting of shareholders are taken into account for determination of quorum and vote counting. A ballot is deemed valid, if only one voting option is left in it. Additionally, ballots must be signed by the shareholder (shareholder's proxy).

In the event of power of attorney based vote, by sending the ballots to the Company, the ballots should be accompanied by the power of attorney on the basis of which the proxy is acting, or its duly certified copy, or by other document confirming the right of the proxy to act on behalf of the shareholder which is a legal entity, without a power of attorney.

In the event of personal attendance at the annual general meeting, shareholders (their representatives) should produce identity documents and ballot papers for voting. Authorities of a representative of a shareholder which is a natural person should be confirmed by a power of attorney certified by a notary public or in any other way, provided for by the Civil Code of the Russian Federation. Authorities of a representative of a shareholder which is a legal entity should be confirmed by a duly certified power of attorney, or by a document confirming the right of the representative to act without a power of attorney on behalf of a shareholder-a legal entity.

For any issue related to the annual meeting of shareholders, please contact us by phone at: (+7 095) 793-23-58, (+7 095) 793-23-83.

R. Amaryan
General Director,
JSC CenterTelecom

CENTERTELECOM

To agenda item 1

REPORT
of the internal Audit Commission of Joint-Stock Central Telecommunication Company on the results of the audit of the results of financial and business activities of the Company, annual financial statements of the Company and verification of data contained in the annual report of the Company and annual financial accounts of the Company for 2004.

April 15, 2005

Moscow

Based on the Company's Charter, Regulations on the Audit Commission of Joint-Stock Central Telecommunication Company the internal Audit Commission of JSC CenterTelecom consisting of the following members:

- **I. Prokofieva**
- **K. Beliaev**
- **L. Buryanova**
- **N. Ermolaeva**
- **A. Kachurin**
- **A. Kopiev**
- **K. Frolov**

conducted an audit of the accounts for 2004.

The audit was conducted from April 01 through April 15, 2005 of the following:

- credibility of data contained in the annual report and financial statements for 2003;
- arrangements for bookkeeping and accounting, and financial reporting for 2004.

General

Full name of the organization: Joint-Stock Central Telecommunication Company

Abbreviated name: JSC CenterTelecom

Legal address: 23 Proletarskaya street, Khimki, Moscow region, 141400, Russia

Address of the head office: 6 Degtiarny Pereulok, building 2, Moscow, GSP-3, 125993, Russia

Date of the state registration of the Company: July 23, 1997

Principal state registration number: 1025006174710 (as amended and added on November 30, 2002 and March 13, 2003)

Officers responsible for financial and business activities of the Company in the audited period are:

Mr. R. Amaryan, General Director

Ms. R. Konstantinova, Chief Accountant

The general meeting of shareholders is the supreme governing body of the Company; in between the meetings the highest governing body is the Board of Directors with the Board Chairman as the head. Executive bodies of the Company: the Management Board – a collective collegial executive body, the General Director – the sole person executive body.

The Audit Commission conducted 4 audits. The Commission audited the General Directorate and the following subsidiaries: Vladimirski, Voronezhski and Moscow subsidiaries.

Ревизионной комиссией установлено следующее:

The audit included verification on a selective basis of supporting documents confirming numbers and clarifications contained in the financial statements.

The Audit Commission conducted an analysis of the financial and business operations in the following areas:

1. Capital construction;
2. Finance management;
3. Corporate governance;
4. Analysis of relations with interconnected operators.

The key findings of the analysis:

1. Key financial ratios are below the sufficient level. For instance, the ratio of current assets to short-term liabilities is 3 to 5. The share of own capital in the Company's property is 35%. The bulk of the property is the non-current assets (83%).

Indicator	December 31, 2003	December 31, 2004
Current liquidity ratio (target value is at least 2)	*0.739*	*0.578*
Ratio of the own funds sufficiency (target value is at least 0.1)	*-0.354*	*-0.73*
Ratio of recovering (loosing) solvency (target value is over 1)	*0.402*	*0.249*

Over the audited period the current liquidity ratio had fallen from 0.7 to 0.6 (target value is at least 2) due to growth of short-term liabilities (loans, credit facilities, growth of accounts payable)/

Indicator	December 31, 2003	December 31, 2004
Sales margin (sales of products, works, services)	*25.09%*	*21.08%*
Operating margin (cost efficiency)	*33.49%*	*26.7%*

Also, sales margin (profitability of sales of products, works, services) which is an indicator of the business efficiency tends to decline over the audited period from 25% to 21%, while operating margin (cost efficiency) was down from 33% to 27%. Meanwhile, starting from the 2nd quarter 2004 a positive trend of the sales margin was observed (up from 18% to 21%) due to growing revenues of the Company.

2. There were several occurrences of non-compliance with rules of closing the deals approval of which is referred to the powers of the Board of Directors according to the Charter (valued at from 0.4% to 25% of the book value of the Company's assets) on raising debt funds by splitting the total deals into several parts.

3. The corporate governance arrangements related to presenting third party deals for a review by the Board of Directors do not ensure compliance with effective legislation and internal regulations.

4. Investment planning in the Company does not ensure efficient utilization of investment resources. The Company executive body includes in the plan items without approved design and finance documentation, having undervalued cost of construction works, item where agreements with general contractors are not reached, thus resulting in substantial adjustments of the initial budgets. And when budgets are adjusted some items are excluded from the plan, though capex was spent on them over the year.

5. Significant drawbacks of the arrangements and terms and conditions of relations with interconnected operators, found during the audit, reduce the ability to enhance revenues for the Company's budget.

It was found in the course of the audit that the Company is governed in its business and financial operations by provisions of the Civil Code of the Russian Federation, Tax Code and other legislative acts of the Russian Federation.

The financial accounts are prepared based on requirements of Federal Law # 129-FZ On accounting of November 11, 1996 (as subsequently amended and changed), Rules of bookkeeping, accounting and reporting, approved by Order of the Ministry of Finance of the RF #34n of July 29, 1998 (as amended and changed), Order of the Ministry of Finance of the RF #43n of July 6, 1999 On approval of the rules of bookkeeping Accounting of organizations (PBU4/99), Order of the Ministry of Finance of the RF #67n of July 22, 2003 On forms of accounts of organizations.

Breaches found by the Audit Commission do not affect the arrangements of bookkeeping and accounting and preparation of financial reports, and consequently, do not affect their true nature.

Conclusion

In the opinion of the Audit Commission members on the results of the audit of financial and business activities of JSC CenterTelecom in 2004 and annual financial statements of JSC CenterTelecom for 2004, the financial statements and accounts are prepared in such a manner as to ensure a true and fair view of assets and liabilities of the Company as on December 31, 2004 based on provisions of the Federal Law # 129-FZ of November 21, 1996 On accounting, and regulations of the Ministry of Finance of the RF (Orders #34n of July 29, 1998 (as amended and changed), # 43n of July 6, 1999 and #67n of July 22, 2003).

Chairperson of the Audit Commission I. Prokofieva

Members of the Audit Commission:

K. Beliaev

L. Buryanova

N. Ermolaeva

A. Kachurin

A. Kopiev

K. Frolov

CENTER TELECOM

To agenda item 1

Opinion
of the Audit Committee of the Board of Directors of JSC CenterTelecom
on the independent auditor's (ZAO Ernst&Young Vneshaudit) report on the financial statements
for 2004:

1. The Audit Committee according to the regulations on the Committee and acting on instructions of the Company's Board of Directors ensured constant monitoring of the schedule of conducting the audit and informed the Board of Directors in the course of the audit in order to timely identify and prevent from occurring problems in the relationship between the parties to the audit process: ZAO Ernst&Young Vneshaudit (the "Auditor"), Rosexpertiza LLC (the "Consultant") and JSC CenterTelecom (the "Company") and undertake relevant measures.

2. Having reviewed the auditor's report complied by the Company's auditor ZAO Ernst&Young Vneshaudit on the financial statements of JSC CenterTelecom for 2004 the Audit Committee points out that:

- the audit was conducted in accordance with terms and conditions of contracts concluded by and between parties to the audit process: ZAO Ernst&Young Vneshaudit (the "Auditor"), Rosexpertiza LLC (the "Consultant") and JSC CenterTelecom (the "Company") in compliance with the defined schedule and procedures of the audit;
- the Auditor fulfilled all obligations under the terms and conditions of the concluded contract for provision of auditing services according to the Russian Accounting Standards (RAS) on results of the Company operations in 2004;
- in the course of work members of the Audit Committee timely received from the Company's auditor all necessary information, clarifications and answers to raised questions;
- auditors timely advised the Audit Committee of their opinion on the issue of appearance of risks related to the Company activities;
- auditor on a regular basis exercised monitoring of application and making changes in the guidelines of bookkeeping and tax accounting in the Company.

3. Taking into account the auditor's report is conditionally positive with some reservations, the Committee believe that accepting the existing theoretical grounds for application by the Auditor of the classification of the debt with respect to series 03 bonds qualifying it as a short-term liability, and at the same time based on the evolved practice of reflecting such liabilities in the accounts (including the fact that the auditor's report according to RAS for 2003 did not contain any qualifications and notes regarding reflection of the debt with respect of the series 03 bonds), and given the practice of implementation of previous repurchase offers and placement again of the repurchased under the offer bonds, the debt was justifiable classified by the Company as a long-term liability.

G. Finger, a member of the Audit Committee, however believes that the classification of this debt by the Auditor as a short-term liability, in keeping with the auditor's, report is reasonable.

4. In order to provide shareholders with objective information about financial statements of the Company we recommend attaching this opinion of the Committee to the auditor's report and inclusion of the opinion in the list of materials submitted to the annual general meeting of shareholders.

A. Gribov
Chairman of the Audit Committee

Opinion
of the Audit Committee of the Board of Directors of JSC CenterTelecom
on the report of the internal Audit Commission of Joint-Stock Central Telecommunication Company on the results of the audit of financial and business activities of the Company, annual financial statements of the Company and verification of data contained in the annual report and annual financial statements of the Company for 2004.

1. Having reviewed the report of the internal Audit Commission of Joint-Stock Central Telecommunication Company on the results of the audit of financial and business activities of the Company, annual financial statements of the Company and verification of data contained in the annual report and annual financial statements of the Company for 2004 the Audit Committee believes resented statement in item 3 of the report that "the corporate governance arrangements related to presenting third party deals for a review by the Board of Directors do not ensure compliance with effective legislation and internal regulations" may mislead shareholders and other users of financial information of the Company.

The Audit Committee draws attention to the fact that in JSC CenterTelecom internal documents governing the procedure of contract conclusion are approved and effective including those regulating arrangements for submitting interested party deals for a review by the Board of Directors, and relevant internal control procedures are implemented; the list of affiliated persons of the Company is maintained as required.

Over the reporting period contracts requiring approvals of the Board of Directors were submitted for a review by its members as prescribed by applicable law and internal documents of the Company. Random unsystematic occurrences of violations of the procedure of decision-making on deals classified as interested party deals, happened in the reporting year, in the Committee opinion, do not provide sufficient grounds to make a conclusion that the corporate governance system and internal control of JSC CenterTelecom are ineffective.

2. The Audit Commission compiled the following list of contracts that failed to follow the procedure of approval by the Board of Directors with respect to interested party deals:

- contract # 547-02/1966/03-DO of 26.02.03 with OAO Giprosvyaz (signed by M.Pegasov) to the amount of the contract value of 2,39 million rubles (project Expansion of the telecommunications center and multiservice network (MSN) at the exchange in the green belt with area code 095 due to opening of numbering plan for the sixth million of subscribers in area code 095 on MGTS network);
- contract # 414-03/455/03-MF of 06.11.03 with OAO Giprosvyaz (signed by N. Mezhuev) to the amount of the contract value of 14.4 million rubles (project Expansion of the network in Balashikha district of the Moscow region in area code 498);
- contract # 461-03/454/03-MF of 06.11.03 with OAO Giprosvyaz (signed by N. Mezhuev) to the amount of the contract value of 7.4 million rubles (project Expansion of the network in Dolgoprudny district of the Moscow region in area code 498, including MSN);
- contract # 462-03/457/03-MF of 06.11.03 with OAO Giprosvyaz (signed by N. Mezhuev) to the amount of the contract value of 6.9 million rubles (project Expansion of the network in Korolev of the Moscow region in area code 498);
- contract # 463-03/443/03-MF of 04.11.03 with OAO Giprosvyaz (signed by N. Mezhuev) to the amount of the contract value of 5.7 million rubles (project Expansion of the network in Mytischi district of the Moscow region in area code 498);
- contract # 464-03/466/03-MF of 12.11.03 with OAO Giprosvyaz (signed by N. Mezhuev) to the amount of the contract value of 11.5 million rubles (project Expansion of the network in Lyubertsy district of the Moscow region in area code 498);
- contract # 498-03/1035/04-MF of 12.04.04 with OAO Giprosvyaz (signed by N. Mezhuev) to the amount of the contract value of 9.0 million rubles (project Expansion of the network in Khimki district of the Moscow region in area code 498, including MSN);

• contract # 499-03/1041/04-MF of 12.04.04 with OAO Giprosvyaz (signed by N. Mezhuev) to the amount of the contract value of 9.6 million rubles (project Expansion of the network in Odintsovo district of the Moscow region in area code 498);

• contract # 556-03/1033/04-MF of 12.04.04 with OAO Giprosvyaz (signed by N. Mezhuev) to the amount of the contract value of 9.3 million rubles (project Expansion of the network in Krasnogorsk district of the Moscow region in area code 498);

• contract # 558-03/1040/04-MF of 12.04.04 with OAO Giprosvyaz (signed by N. Mezhuev) to the amount of the contract value of 6.2 million rubles (project Expansion of the network in Leninski district of the Moscow region in area code 498).

The grounds for these contracts being treated as interested party deals are the fact that both OAO Girposvyaz and JSC CenterTelecom belong to the same group of companies, as both are members of JSC Svyazinvest holding. All these contracts for the development of the construction design of JSC CenterTelecom's facilities were concluded with OAO Giprosvyaz according to the comprehensive schedule of enabling area codes 498 and 499, the contracts' subject matter being in keeping with the current investment activities of the Company.

According to the information received by the Audit Committee from executive bodies of the Company violations of the procedure of approval of these deals were revealed also in the course of internal checks in the Company. Upon the results of these checks measures were undertaken to eliminate the revealed violations and prevent occurrences of violations of established procedures of submitting for a review by the Company's Board of Directors of interested party deals from happening in future.

3. In order to provide shareholders with objective information about financial and business activities of the Company we recommend attaching this opinion of the Audit Committee to the report of the Audit Commission and inclusion of the opinion in the list of materials submitted to the annual general meeting of shareholders.

A. Gribov
Chairman of the Audit Committee

CENTER TELECOM

1.8. to agenda item 1

The Company Board of Directors recommendations concerning profit distribution, including payments of dividends on the Company shares and payment arrangements, and loss of the Company according to results of the financial year.

Recommend to the annual general meeting of shareholders

1. To pay dividends according to results of the 2004 financial year as follows:

0.0756115 rubles per preference class A share;

0.0630084 rubles per ordinary share.

2. To identify the following timeline for dividend paymnets:

- on preference class A shares: in cash funds before August 29, 2005;

- on ordinary shares: in cash funds before December 31, 2005.

CENTER TELECOM

To agenda item 2

Information about nominees to the Board of Directors of the Company

Candidate's name, second name, surname	Title
Ruben Andronikovich Amaryan	General Director, JSC CenterTelecom
Stanislav Petrosovich Avdiants	Executive Director, Director of Economic and Tariff Policies Department, JSC Svyazinvest
Boris Dmitrievich Antonyuk	Deputy Minister of Information Technologies and Communications of the Russian Federation
Andrey Vladimirovich Beskorovainy	Deputy Head of the Federal Communications Agency
Aleksander Markovich Branis	Director, Prosperity Capital Management
Stanislav Grachevich Vartanyan	Executive Director, Investor Protection Association
Anatoliy Anatolievich Gavrilenko	General Director, Private JSC Lider, trust management company for Non-government Pension Fund Gasfond
Alexander Pavlovich Gribov	Deputy Head of Department, Russian Federal Property Fund
Valeriy Viktorovich Degtyarev	General Director, Private JSC Professional Telecommunications
Ivan Valentinovich Deryabin	First Deputy General Director, Private JSC Financial Company Interfin Trade
Alexander Vyacheslavovich Ikonnikov	Chairman of the Management Board, Independent Director Association
Aleksey Olegovich Karpentsev	General Director, Private JSC Financial Company Interfin Trade
Alexander Nikolaevich Kiselev	Assistant to the Minister of Information Technologies and Communications of the Russian Federation
Vladimir Fedorovich Korol'kov	Private Entrepreneur
Sergey Ivanovich Kuznetsov	First Deputy General Director, JSC Svyazinvest
Vladimir Ivanovich Lokhtin	Executive Director, Director of Capital Investment Management Department, JSC Svyazinvest
Ivan Nikolaevich Mazalov	Director, Prosperity Capital Management
Dmitriy Alexandrovich Milovantsev	Deputy Minister of Information Technologies and Communications of the Russian Federation
Aleksey Borisovich Panteleev	Vice-Governor of the Moscow region
Vladimir Anatolievich Statyin	General Director, Not-for-profit Partnership Association for Protection of Interests of Shareholders of Enterprises and Organizations (OPIAK)
Grigoriy Moiseevich Finger	Executive Director, Moscow representative office of NCH Advisors, Inc.
Nadezhda Valentinovna Filippova	Executive Director, Director of Human Resource Management Department, JSC Svyazinvest
Alexander Andreevich Khandruev	First Vice-President, Association of Regional Banks of Russia
Evgeniy Alexandrovich Chechelnitskiy	Deputy Head of the Federal Service for Supervision in Communications
Valeriy Nikolaevich Yashin	General Director, JSC Svyazinvest

CENTERTELECOM

To agenda item 3

Information about nominees to the Audit Commission of the Company

	Given name, second name, surname of nominee	Title and organization
1.	Konstantin Vladimirovich Belyaev	Deputy General Director, JSC Svyazinvest
2.	Svetlana Nikolaevna Bocharova	Head of Unit, Accounting Department, JSC Svyazinvest
3.	Lyudmila Vasilievna Buryanova	First Deputy Chief Accountant, Director of Tax and Corporate Accounting and Reporting Department, JSC CenterTelecom
4.	Valentina Fedorovna Veremyanina	Head of Unit, Legal Department, JSC Svyazinvest
5.	Yaroslav Yurievich Murashkin	Chief Expert, Economic Planning and Budgeting Department, JSC Svyazinvest
6.	Oksana Valerievna Petrova	Deputy Chief of Unit, Corporate Governance Department, JSC Svyazinvest
7.	Ilya Vladimirovich Ponomarev	Head of Unit, Economic Planning and Budgeting Department, JSC Svyazinvest
8.	Svetlana Pavlovna Sinadskaya	Head of Unit, Economic and Tariff Policies Department, JSC Svyazinvest

As on May 30, 2005 the Company received statements of consent in writing from all nominees to the Audit Commission to stand for election.

CENTER TELECOM

To agenda item 4

Information of the nominee for the Auditor of the Company

Organization: ERNST&YOUNG Limited Liability Company

Domiciled at: 77 Sadovnicheskaya Embankment, Building 1, Moscow, 115035, Russia

Mailing address: 77 Sadovnicheskaya Embankment, Building 1, Moscow, 115035, Russia

Taxpayer Identification Number (INN): 7709383532

Phone: +7 095 755 97 00 Fax: +7 095 755 97 01

License #: E 002138

License to conduct all types of auditing # E 002138, approved by Order of the Ministry of Finance of the Russian Federation #223 of September 30, 2002.

CENTERTELECOM

Annex 1 to Ballot Paper #5

AMENDMENTS AND ADDITIONS TO THE CHARTER OF JSC CENTERTELECOM

1.	**Clause 13. General Meeting of Shareholders**	
	Subclause 13.12.	
	Notice of a General Meeting of Shareholders must be given no later than 20 days before the date on which it is held and notice of a General Meeting of Shareholders the agenda of which includes reorganisation of the Company – no later than 30 days before the date it is held.	Notice of a General Meeting of Shareholders must be given no later than 30 days before the date on which it is held. In the event that the proposed agenda of an extraordinary general meeting includes the issue of election of the Company Board of Directors, the notice of the extraordinary general meeting of shareholders shall be given not later than 50 days before the meeting. In the event that an extraordinary general meeting of shareholders is convened at the request of the Company's Audit Commission, the Company's auditor or a shareholder (shareholders) owning on aggregate at least 10 per cent of the Company voting shares, the notice of the extraordinary general meeting of shareholders shall be given not later than 20 days before the meeting. A notice of the general meeting of shareholders shall be given within the period identified above to each person named in the list of persons eligible for participation in the general meeting of shareholders, sent by registered mail or handed in to each of the said persons in person against his/her signature, or published in the daily Rossiiskaya Gazeta.
2.	**Clause 14. Company's Board of Directors.**	
	Subclause 14.4, item 16	
	supervising implementation of internal supervision procedures.	Approval of an internal document setting forth internal control procedures to supervise financial and business activities of the Company.

	Subclause 14.4, item 34	
	adoption of resolutions to participate (act as participant, terminate participation, alter share of participation) in other organisations through the purchase or sale of shares or participatory interests in other organisations and also through additional investment in the charter capitals of such organizations;	adoption of resolutions to participate (act as a member, terminate participation, alter share of participation or nominal value of the interest, alter quantity of shares or nominal value of shares owned by the Company) in other organizations through the purchase, sale or other disposal of shares, interests and/or portions of participatory interests in other organizations, as well as through making additional contributions in the charter capitals of other organizations;
3.	**Subclause 14.4, item 36**	
	adoption of resolutions on matters on the agenda of general meetings of subsidiary companies (senior management bodies of other organisations) in which the Company is the sole participant	resolving matters referred to the powers of the general meetings of members of **for-profit organizations** where the Company is the sole member **having the right to vote at the general meeting of members**.
4.	**Subclause 14.4, item 38**	
	approval of the internal document on disclosure of information about the Company	approval of internal documents (a document) setting forth rules and approaches to disclosure of information about the Company, arrangements for making use of information about the Company, about securities of the Company and deals involving them which is not in public domain.
5.	**Subclause 14.4, item 39**	
	Approval of the Code of Corporate Conduct of the Company, making amendments and additions to it;	Approval of the Code of Corporate **Governance** of the Company, making amendments and additions to it;

6	**Subclause 14.4, item 42**	
	-	*(add the following language)*: approval of the risk management procedure in the Company.
7.	**Clause 15. COMPANY'S MANAGEMENT BOARD**	
	Subclause 15.4, item 2	

	approving internal supervisory procedures	Resolving matters referred to the powers of the supreme governing bodies of not-for-profit organizations where the Company is the sole founder (member) except for not-for-profit organizations where the supreme governing body is formed without participation of the founder (member);
8.	**Clause 16. GENERAL DIRECTOR OF THE COMPANY**	
	Subclause 16.4. (Add the following language to the fourth paragraph)	
	-	The General Director shall timely provide information to the Company according to requirements of applicable law, including notifications given to the Company in writing of his/her affiliation and changes therein, ownership of the Company securities, on intention to strike deals involving the Company securities or securities of its daughter (affiliated) companies, and disclose information on the deals involving such securities closed by him/her.

CENTERTELECOM

Annex 2 to Ballot Paper # 5

AMENDMENTS AND ADDITIONS TO THE CHARTER OF JSC CENTERTELECOM

1.	**Clause 9. Rights and duties of shareholders holding type a preferred shares**	
	Subclause 9.2.The first paragraph	
	Current language	**New proposed wording**
	Holders of Type A preferred shares have the right to receive an annual fixed dividend, subject as herein. The total amount payable as a dividend on each Type A preferred share shall be 10 percent of the Company's net profits according to the results of the last financial year divided by the number of shares that comprises 25 percent of the Company's charter capital.	Holders of Type A preferred shares have the right to receive an annual fixed dividend, subject as herein. The total amount payable as a dividend on each Type A preferred share shall be 10 percent of the Company's net profits according to the results of the last financial year divided **by the number of placed type A preferred shares.**

CENTER TELECOM

To agenda item 5

Draft

CHARTER

of

Joint-Stock Central Telecommunication Company

(fifth version)

2005
Moscow Oblast, Khimki

1. GENERAL PROVISIONS

1.1 Open Joint Stock Company "Electrosvyaz" of Moscow Region was renamed Joint-Stock Central Telecommunication Company (hereinafter the "**Company**") pursuant to the resolution of the General Meeting of Shareholders (Protocol No. 7 of 01 June 2001).

1.2 The Company was registered by the Order of the Head of the Administration of Moscow Region No. 567-r of 9 June 1994, state registration certificate No. 127 of 20 June 1994.

Pursuant to the Federal Law 'On State Registration of Legal Entities' the Company was registered in the Unified State Register of Legal Entities on 1 November 2002 under No. 1025006174710.

1.3 The Company was established and operates in accordance with the Civil Code of the Russian Federation, the Federal Law 'On Joint Stock Companies', effective legislation and this Charter.

1.4 The founder of the Company is the Moscow Region Property Management Committee.

1.5 The Company is the legal successor of State Communications and IT Enterprise 'Rossvyazinform' of Moscow Region in respect of telecommunications and cable broadcasting.

1.6 Pursuant to the resolution of the Extraordinary General Meeting of Shareholders of JSC CenterTelecom (Protocol No. 8 of 22 February 2002), the Company was reorganized in the form of takeover of Open Joint Stock Company "Belgorodskaya Electricheskaya Svyaz" (INN/KPP 3124019176/312301001), Open Joint Stock Company of Communications and IT of Bryansk region "Bryansksvyazinform" (INN/KPP 3201003448/320101001), Open Joint Stock Company "Electrosvyaz" of Vladimir region (INN/KPP 3328100883/332801001), Open Joint Stock Company of Communications and IT of Voronezh region (INN/KPP 3666007847/366601001), Open Joint Stock Company "Ivanovo Telecommunication Networks" (INN/KPP 3731001319/370201001), Open Joint Stock Company "Electrosvyaz" of Kaluga region (INN/KPP 4000000262/402701001), Open Joint Stock Company "Electrosvyaz" of Kostroma region (INN/KPP 4401003616/440101001), Open Joint Stock Company "Electrosvyaz" of Kursk region (INN/KPP 4629020070/463201001), Open Joint Stock Company "Lipetskelectrosvyaz" (INN/KPP 4825007766/482501001), Open Joint Stock Company "Elektricheskaya Svyaz of Orel Region" (INN/KPP 5700000076/575301001), Open Joint Stock Company "Electrosvyaz" of Ryazan region (INN/KPP 6227002099/622701001), Open Joint Stock Company of Communications and IT of Smolensk region "Smolensksvyazinform" (INN/KPP 6730017079/673001001), Open Joint Stock Company "Tambov Electrosvyaz" (INN/KPP 6831005256/682901001), Open Joint Stock Company "Electrosvyaz" of Tver region (INN/KPP 6900000477/690501001), Open Joint Stock Company "Tulatelecom" (INN/KPP 7107001641/710101001) and Open Joint Stock Company "Yaroslavl Telecommunication Networks" (INN/KPP 7604008421/760101001) under:

Takeover Agreement No. 379-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company Belgorodskaya Electricheskaya Svyaz of 14

February 2002 (Protocol No. 1) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 309-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company of Communications and IT of Bryansk region "Bryansksvyazinform" of 14 February 2002 (Protocol No. 1) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 378-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Electrosvyaz" of Vladimir region of 14 February 2002 (Protocol No. 1) and the General Meeting of Shareholders JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 332-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company of Communications and IT of Voronezh region of 20 February 2002 (Protocol No. 9) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 304-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Ivanovo Telecommunication Networks" of 15 February 2002 (Protocol No. 1) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 308-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Electrosvyaz" of Kaluga region of 21 February 2002 (Protocol No. 1) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 310-DO, approved by the extraordinary general meeting of shareholders of Open Joint Stock Company "Elektrosvyaz" of the Kostroma Oblast of 15 February 2002, Minutes No. 10, and the general meeting of shareholders of JSC CenterTelecom of 22 February 2002, Minutes No. 8;

Takeover Agreement No. 377-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Electrosvyaz" of Kursk region of 15 February 2002 (Protocol No. 8) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 311-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Lipetskelectrosvyaz" of 13 February 2002 (Protocol No. 1) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 380-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Elektricheskaya Svyaz of Orel Region" of 20 February 2002 (Protocol No. 1) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 312-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Electrosvyaz" of Ryazan region of 19

February 2002 (Protocol No. 1) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 306-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company of Communications and IT of Smolensk region "Smolensksvyazinform" of 18 February 2002 (Protocol No. 9) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 313-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Tambov Electrosvyaz" of 13 February 2002 (Protocol No. 11) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 305-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Electrosvyaz" of Tver region of 19 February 2002 (Protocol No. 8) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 307-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Tulatelecom" of 11 February 2002 (Protocol No. 10) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 331-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Yaroslavl Telecommunication Networks" of 18 February 2002 (Protocol No. 1) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8).

1.7 The Company is the legal successor in all and any rights and obligations of Open Joint Stock Company "Belgorodskaya Electricheskaya Svyaz", Open Joint Stock Company of Communications and IT of Bryansk region "Bryansksvyazinform", Open Joint Stock Company "Electrosvyaz" of Vladimir region, Open Joint Stock Company of Communications and IT of Voronezh region, Open Joint Stock Company "Ivanovo Telecommunication Networks", Open Joint Stock Company "Electrosvyaz" of Kaluga region, Open Joint Stock Company "Electrosvyaz" of Kostroma region, Open Joint Stock Company "Electrosvyaz" of Kursk region, Open Joint Stock Company "Lipetskelectrosvyaz", Open Joint Stock Company "Elektricheskaya Svyaz of Orel Region", Open Joint Stock Company "Electrosvyaz" of Ryazan region, Open Joint Stock Company of Communications and IT of Smolensk region "Smolensksvyazinform", Open Joint Stock Company "Tambov Electrosvyaz", Open Joint Stock Company "Electrosvyaz" of Tver region, Open Joint Stock Company "Tulatelecom" and Open Joint Stock Company "Yaroslavl Telecommunication Networks" with respect to all and any of their creditors and debtors.

1.8 Termination of activity of:

Open Joint Stock Company "Belgorodskaya Electricheskaya Svyaz" was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the City of Belgorod, Belgorod region on 30 November 2002 under state registration number 2023101661823 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company of Communications and IT of Bryansk region, "Bryansksvyazinform" was registered with the 10th Inter-regional Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Bryansk region on 30 November 2002 under state registration number 2023202743232 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company "Electrosvyaz" of Vladimir region was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Oktyabr District of the City of Vladimir, Vladimir region on 30 November 2002 under state registration number 2023301462358 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company of Communications and IT of Voronezh region was registered with the Inter-regional Major Taxpayers Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Voronezh region on 30 November 2002 under state registration number 2023601566481 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company "Ivanovo Telecommunication Networks" was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the City of Ivanovo on 30 November 2002 under state registration number 2023700555063 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company "Electrosvyaz" of Kaluga region was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Lenin District of the City of Kaluga on 30 November 2002 under state registration number 2024001181818 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company "Electrosvyaz" of Kostroma region was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the City of Kostroma on 30 November 2002 under state registration number 2024400525950 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company "Electrosvyaz" of Kursk region was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the City of Kursk on 30 November 2002 under state registration number 2024600956686 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company "Lipetskelectrosvyaz" was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Central District of the

City of Lipetsk on 30 November 2002 under state registration number 2024800833528 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company “Electricheskaya Svyaz of Orel Region” was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Soviet District of the City of Orel on 30 November 2002 under state registration number 2025700829812 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company “Electrosvyaz” of Ryazan region was registered with the 1st Inter-regional Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Ryazan region on 30 November 2002 under state registration number 2026200871673 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company of Communications and IT of Smolensk region “Smolensksvyazinform” was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Industrial District of the City of Smolensk on 30 November 2002 under state registration number 2026701447936 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company “Tambov Electrosvyaz” was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Oktyabr District of the City of Tambov on 30 November 2002 under state registration number 2026801227891 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company “Electrosvyaz” of Tver region was registered with the 1st Inter-regional Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Tver region on 30 November 2002 under state registration number 2026900580001 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company “Tulatelecom” was registered with the Inter-regional Major Taxpayers Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Tula region on 30 November 2002 under state registration number 2027100507564 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company “Yaroslavl Telecommunication Networks” was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Kirov District of the City of Yaroslavl on 30 November 2002 under state registration number 2027600686573 as a result of its reorganization in the form of takeover by JSC CenterTelecom.

2. COMPANY NAME AND LOCATION

2.1 Company’s full business name:

in Russian – Открытое акционерное общество “Центральная телекоммуникационная компания”;

in English – Joint-Stock Central Telecommunication Company.

2.2 Company's abbreviated business name:

in Russian – OAO "ЦентрТелеком";

in English – JSC CenterTelecom.

2.3 Company location: Russian Federation, 141400 Khimki, Moscow Region, Ulitsa Proletarskaya, 23.

Postal address:

125993 Moscow, City Service Post Office 3, Degtyarniy Pereulok, 6, Building 2

3. LEGAL STATUS OF COMPANY

3.1 The Company is an open joint stock company established for an unlimited period.

The Company's legal status, the procedure for its reorganization or liquidation and also the rights and obligations of the shareholders of the Company shall be determined by the Civil Code of the Russian Federation, the Federal Law 'On Joint Stock Companies', other federal laws, other normative acts of the Russian Federation adopted by the relevant governmental bodies within their authority and this Charter.

In the event that effective legislation or other amended acts of the Russian Federation are amended this Charter shall have effect in that part complying therewith.

In matters not regulated hereunder the Company shall be governed by the legislation of the Russian Federation and other normative acts adopted by the relevant governmental bodies within their authority.

3.2 The Company is a legal entity, owns separate assets recorded on its independent balance sheet and may in its own name acquire and exercise material and personal intangible rights, have obligations and be plaintiff or defendant in a court of law.

The Company has a round seal bearing the following **mandatory details:** full company name of the Company in Russian indicating **the legal form of incorporation and state registration number in the Unified State Register of Legal Entities.** The Company also has other seals, stamps and Company letterheads bearing the name of the Company, its own emblem, a duly registered trademark and other means of visual identification.

Branch offices and **separate** structural subdivisions of the Company have a round seal bearing the following **mandatory details:** full or abbreviated company name of the Company in Russian, indicating **the legal form of incorporation and the state registration number in the Unified State Register of Legal Entities** and the name of the branch office (structural subdivision). Branch offices and **separate** structural subdivisions of the Company additionally have other seals, stamps and company letterheads bearing the name of the Company and of the relevant branch office (structural subdivision).

The Company may through established procedures open bank accounts on the territory of the Russian Federation and abroad.

3.3 The Company is liable for its obligations within the limits of its assets and material rights that may be subject to enforcement under legislation of the Russian Federation.

The Company is not liable for the obligations of its shareholders.

Shareholders are not liable for the Company's obligations and bear the risk of losses associated with its activity within the value of shares owned by them.

3.4 The State and its bodies are not liable for the Company's obligations and, equally, the Company is not liable for obligations of the State or its bodies.

3.5 If insolvency (bankruptcy) is caused by the actions (inaction) of shareholders or other parties that have the right to issue instructions binding upon the Company or are otherwise able to determine its actions, such shareholders or other parties may have subsidiary liability for the Company's obligations in the event that the Company's assets are insufficient.

3.6 In order to implement **state** social, economic and tax policies, the Company will be liable for the safekeeping of documents (administrative, financial, economic, personnel etc.), shall ensure that documents of historical and academic interest are transferred for state storage and shall store and use documents with respect to personal and personal data through the established procedures.

4. COMPANY PURPOSE AND ACTIVITIES

4.1 The Company's main purposes are the pursuit of profit and provision of communications services to the public, governmental bodies and other organizations.

4.2 The main activities of the Company are:

4.2.1 Provision of local and intra-zone telecommunications services;

4.2.2 Provision of local, intercity and international telecommunications services using payphones and joint-use centers.

4.2.3 Provision of intercity and international telecommunications services.

4.2.4 Provision of mobile communications services (GSM-900, GSM-1800, NMT-450, AMPS/D-AMPS standard).

4.2.5 Leasing of physical lines, channels and highways for communications, including broadcast channels.

4.2.6 Provision of telematic services (including e-mail services, information resource access services, directory-enquiries information services, Telefax service, Comfax services, Bureaufax services, a message-processing services, voicemail services, voice-data transmission services and audio-conference, videoconference and Internet services).

4.2.7 Provision of data transmission services.

4.2.8 Provisions of radial-zone network services (trunking).

4.2.9 Provision of intelligent network communications services.

4.2.10 Provision of telegraphy services.

4.2.11 Provision of radio-telecommunications services.

4.2.12 Provision of local radio-access telecommunications services (CDMA).

4.2.13 Provision of mobile radio-telecommunications services.

4.2.14 Provision of cable broadcasting services.

4.2.15 Provision of on-air television broadcasting services.

4.2.16 Provision of on-air radio broadcasting services and transmission of supplementary information.

4.2.17 Provision of wireless radio-access services.

4.2.18 Provision of services relating to the transmission of television programmes over cable television networks.

4.2.19 Provision of personal paging services using multiplexed VHF channels.

4.2.20 Provision of mobile radio communications services.

4.2.21 Provision of wireless broadband access services.

4.2.22 Television and radio broadcasting.

4.2.23 Parameter testing and measuring for power plants, facilities and the components and elements thereof during installation, running in, maintenance and repair.

4.2.24 Publishing and printing.

4.2.25 Communication services certification.

4.2.26 Integration of quality-management systems.

4.2.27 Organization of restoration of networks and communications in emergencies and following damage.

4.2.28 Market research.

4.2.29 Construction of buildings and facilities in liability categories 1 and 2 according to state standards.

4.2.30 Engineering surveys for the construction of buildings and facilities in liability categories 1 and 2 according to state standards.

4.2.31 Planning of buildings and facilities in liability categories 1 and 2 according to state standards.

4.2.32 Maintenance of highly explosive production sites.

4.2.33 Maintenance of high fire-risk production sites.

4.2.34 Maintenance of load-lifting facilities.

4.2.35 Maintenance of electricity and heating networks.

4.2.36 Carriage of passengers by automated transport.

4.2.37 Carriage of freight by automated transport.

4.2.38 Technical servicing and repair of means of transport.

4.2.39 Maintenance of filling stations.

4.2.40 Activity connected with the use of precious metals.

4.2.41 Procurement, refining and sale of precious metal scrap.

4.2.42 Maintenance activities for the engineering systems of towns and populated areas.

4.2.43 Water usage for special purposes.

4.2.44 Subsurface use.

4.2.45 Integrated use of natural resources.

4.2.46 Environmental protection services (works).

4.2.47 Educational activity.

4.2.48 Medical activity.

4.2.49 Pharmaceutical activity.

4.2.50 Trading.

4.2.51 Geodesic activity.

4.2.52 Cartography.

4.2.53 Carrying out of works in the installation, repair and servicing of fire-safety mechanisms at buildings and facilities.

4.2.54 Storage of oil, gas and refined oil and gas products.

4.2.55 Sale of oil, gas and refined oil and gas products.

4.2.56 Hotel services.

4.2.57 Management of hazardous wastes.

4.2.58 Provisions of Company security.

4.2.59 Activity connected with the protection of state secrets.

4.2.60 Technical protection of confidential information.

4.2.61 Implementation of mobilization measures for communications networks and emergency measures, through the established procedure.

4.2.62 Manufacture and repair of measuring appliances.

4.2.63 Production and circulation of ethyl alcohol, alcoholic and spirit-based products.

4.2.64 Scientific-technical activity.

4.2.65 Foreign-economic activity.

4.3 The Company has general legal capacity and, therefore, has civil rights and duties necessary to engage in any other activities not prohibited by federal laws.

The Company may engage in certain activities, the list of which is determined by federal law, only on the basis of a special permit (license).

5. COMPANY BRANCHES AND REPRESENTATIVE OFFICES, SUBSIDIARY AND DEPENDENT COMPANIES

5.1 The Company has the right to establish branch offices and open representative offices on the territory of the Russian Federation through the established procedure. Branch offices and representative offices are not legal entities.

5.2 The Company's structure includes the following branches:

5.2.1. Belgorodski subsidiary of JSC CenterTelecom
Registered office: 3 Sobornaya Square, Belgorod, 308000, Russia
Mailing address: 33 Sobornaya Square, Belgorod, 308000, Russia

5.2.2. Bryanski subsidiary of JSC CenterTelecom
Registered office: 9 Karl Marx Square, Bryansk, 241000, Russia
Mailing address: 9 Karl Marx Square, Bryansk, 241000, Russia

5.2.3. Upper Volga subsidiary of JSC CenterTelecom
Registered office: 22 Komsomolskaya Street, Yaroslavl, 150000, Russia
Mailing address: 22 Komsomolskaya Street, Yaroslavl, 150000, Russia

5.2.4. Vladimirski subsidiary of JSC CenterTelecom
Registered office: 42 Gorkogo Street, Vladimir, 600000, Russia
Mailing address: 42 Gorkogo Street, Vladimir, 600000, Russia

5.2.5. Voronezhski subsidiary of JSC CenterTelecom
Registered office: 35 Revolution Prospekt, Voronezh, 394000, Russia
Mailing address: 35 Revolution Prospekt, Voronezh, 394000, Russia

5.2.6. Kaluzhski subsidiary of JSC CenterTelecom
Registered office: 38 Teatralnaya Street, Kaluga, 248600, Russia
Mailing address: 38 Teatralnaya Street, Kaluga, 248600, Russia

5.2.7. Kurski subsidiary of JSC CenterTelecom
Registered office: 8 Krasnaya Square, Kursk, 305000, Russia
Mailing address: 8 Krasnaya Square, Kursk, 305000, Russia

5.2.8. Lipetski subsidiary of JSC CenterTelecom
Registered office: 35a Tereshkovoy Street, Lipetsk, 398000, Russia
Mailing address: 35a Tereshkovoy Street, Lipetsk, 398000, Russia

5.2.9. Moscow subsidiary of JSC CenterTelecom
Registered office: 23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia
Mailing address: 29 Narodnogo Opolchenya Street, Building 2, Moscow, 123154, Russia

5.2.10. Orlovski subsidiary of JSC CenterTelecom
Registered office: 43 Lenina Street, Orel, 302000, Russia
Mailing address: 43 Lenina Street, Orel, 302000, Russia

5.2.11. Ryazanski subsidiary of JSC CenterTelecom
Registered office: 43 Schedrina Street, Ryazan, 390006, Russia
Mailing address: 43 Schedrina Street, Ryazan, 390006, Russia

5.2.12. Smolenski subsidiary of JSC CenterTelecom
Registered office: 6 Oktyabrskoy Revolution Street, Smolensk, 214000, Russia
Mailing address: 6 Oktyabrskoy Revolution Street, Smolensk, 214000, Russia

5.2.13. Tambovski subsidiary of JSC CenterTelecom
Registered office: 2-B Astrakhanskaya Street, Tambov, 392002, Russia
Mailing address: 2-B Astrakhanskaya Street, Tambov, 392002, Russia

5.2.14. Tverskoy subsidiary of JSC CenterTelecom
Registered office: 24 Novotorzhskaya Street, Tver, 170000, Russia
Mailing address: 24 Novotorzhskaya Street, Tver, 170000, Russia

5.2.15. Tulski subsidiary of JSC CenterTelecom
Registered office: 33 Lenina Prospekt, Tula, 300000, Russia
Mailing address: 33 Lenina Prospekt, Tula, 300000, Russia

5.3 The Company's branch and representative offices shall operate in accordance with the regulations on them, to be approved by the Company's Board of Directors. The Company's Board of Directors shall adopt resolutions to establish branch offices, open representative offices and liquidate branch or representative offices.

The heads of branch and representative offices shall be appointed and relieved of duty by the Company's General Director upon prior agreement with the Company's Board of Directors and shall act on the Company's behalf on the basis of a power of attorney.

5.4 In the event of changes to the details of branch or representative offices relevant amendments shall be introduced to this Charter. The state registration authority shall be notified of such amendments. Amendments hereto shall take effect for third parties from the moment the authority for state registration of legal entities is notified thereof.

5.5 The Company may have subsidiary and dependent companies with the rights of legal entities: on the territory of the Russian Federation, established in accordance with the Federal Law 'On Joint Stock Companies' and other federal laws; or, outside the territory of the Russian Federation, established in accordance with the legislation of the foreign state in which the subsidiary or dependent companies are located, unless otherwise stipulated by an international agreement to which the Russian Federation is a signatory.

5.6 A company is deemed a subsidiary company, if another (principal) economic company, by virtue of a majority interest in its charter capital or under an agreement made between them or otherwise, can determine the decisions to be adopted by that company.

5.7 A subsidiary company is not liable for the debts of the principal company.

5.8 The principal company, which has the right to issue binding instructions to the subsidiary company, is jointly and severally liable with the subsidiary company in respect of transactions that the latter enters into pursuant to such instructions. The principal company has the right to issue binding instructions to the subsidiary company only in the event that such right is provided in the agreement with the subsidiary company or the charter of the subsidiary company.

5.9 In the event that the subsidiary company becomes insolvent (bankrupt) due to the fault of the Company the latter will be subsidiary liable for its debts. Insolvency (bankruptcy) in the subsidiary company will be deemed the fault of the Company only where the Company was fully aware that the exercise of the aforementioned right and (or) ability to influence the actions of the subsidiary company would result in the subsidiary company becoming insolvent (bankrupt).

5.10 A Company is deemed dependent, if another (dominant) company has more than 20 percent of voting shares in the first company.

A company that has acquired more than 20 percent of voting shares in a company must immediately publish notice of this fact through the procedures determined by the federal governmental body for the securities market.

6. COMPANY CHARTER CAPITAL. PLACED AND DECLARED SHARES.

6.1 The charter capital of the Company is 6,311,998,965.00 rubles (six billion three hundred and eleven million nine hundred and ninety eight thousand nine hundred and sixty five rubles 00 copecks).

6.2 The charter capital of the Company comprises of the nominal value of shares issued in the non-documentary form and acquired by the shareholders, of which:

6.2.1 Common registered shares – 1,578,006,833 shares. The nominal value of each common share is 3 rubles.

6.2.2 Class A preferred registered shares – 525,992,822 shares. The nominal value of each preferred share is 3 rubles.

6.3 The Company has the right to place 76 166 167 common registered non-documentary (book-entry) shares in addition to placed common shares (declared shares). The nominal value of each declared common share is 3 Rubles.

The Company has the right the place 25 405 178 Type A preferred registered non-documentary shares in addition to placed Type A preferred shares (declared shares). The nominal value of each declared preferred share is 3 Rubles.

6.4 The declared shares specified in Clause 6.3 herein will, when placed, confer all of the rights specified in Sections 8 and 9 herein for holders of common shares and holders of Type A preferred shares.

6.5 The charter capital of the Company may be increased through the procedure provided by effective legislation of the Russian Federation and herein, as follows:

6.5.1 by increasing the nominal value of shares of the Company;

6.5.2 by placement of additional shares within the limits of the number of declared shares determined in Clause 6.3 herein.

6.6 The charter capital of the Company shall be increased by increasing the nominal value of shares on the basis of a resolution of the General Meeting of Shareholders of the Company, adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting.

6.7 The charter capital of the Company shall be increased by private placement of additional shares on the basis of a resolution of the General Meeting of Shareholders of the Company, adopted by a majority of three quarters of votes of shareholders holding voting shares in the Company participating in the meeting.

6.8 An increase of the charter capital of the Company by public placement of additional shares where the number of shares to be additionally placed is more than 25 percent of number of shares previously placed by the Company shall be conducted on the basis of a resolution of the General Meeting of Shareholders of the Company, adopted by a majority of three quarters of votes of shareholders holding voting shares of the Company participating in the meeting.

6.9 Subject to Clause 6.8 herein, the charter capital of the Company shall be increased by public placement of additional shares on the basis of a resolution of the Board of Directors of the Company, adopted unanimously by all members of the Board of Directors of the Company and disregarding the votes of former Company directors.

6.10 Additional shares to be placed by subscription may be paid for in monies, securities, other property, material or other rights with a monetary value. The form of payment for additional shares shall be determined in the resolution on their placement.

6.11 The charter capital of the Company may be reduced by reducing the nominal value of shares or reducing the total number of shares, including through acquisition of a part of shares in cases provided by the Federal Law 'On Joint Stock Companies'.

6.12 A resolution to reduce the charter capital of the Company by reducing the nominal value of shares or through acquisition of a part of shares in order to reduce the total number of shares shall be adopted by the General Meeting of Shareholders by a majority of votes of shareholders holding voting shares of the Company participating in the meeting.

6.13 The Company may not reduce its charter capital if, as a result of such reduction, the charter capital would fall below one thousand times the statutory minimum wage established by the federal law on the date of presentation of documents for state registration of the relevant amendments to the Company's Charter and, in the event that the Company pursuant to effective legislation of the Russian Federation, must reduce its charter capital – on the date of state registration of the Company.

6.14 If at the end of its second and each subsequent financial year the value of the Company's net assets is, according to the annual balance sheet submitted for approval to the Company's shareholders or according to the results of an audit review, less than its charter capital, the Company must reduce its charter capital to an amount not exceeding the value of its net assets.

7. COMPANY BONDS AND OTHER SECURITIES

7.1 The Company has the right to place bonds and other mass-issued securities provided for in the legal acts of the Russian Federation on securities.

7.2 The Company shall place bonds and other mass-issued securities on the basis of a resolution of the Board of Directors, where, under the terms of placement of such bonds and other mass-issued securities, they are not convertible into shares of the Company.

7.3 The Company shall place bonds convertible into shares and other mass-issued securities convertible into shares on the basis of a resolution of the Board of Directors where those bonds (other mass-issued securities) are placed through open subscription and such convertible shares (other mass-issued securities) may be converted into common shares of the Company comprising 25 percent or less of the number of previously placed common shares.

7.4 The Company shall place bonds convertible into shares and other mass-issued securities convertible into shares on the basis of a resolution of the General Meeting of Shareholders where those bonds (other mass-issued securities) are placed through closed subscription or open subscription where, in the process of an open subscription, convertible bonds (other mass-issued securities) may be converted into common shares of the Company comprising more than 25 percent of the number of previously placed common shares, the resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares in the Company participating in the meeting.

7.5 A bond shall certify the right of its holder to demand redemption of the bond (payment of the nominal value or nominal value plus interest) at a specified time.

7.6 The resolution to issue bonds must determine the form, period and other terms for the redemption of the bonds.

7.7 A bond must have a nominal value. The nominal value of all bonds issued by the Company may not exceed the amount of the charter capital of the Company or the amount of security that third parties have provided to the Company for the bond issue. The Company may place bonds only after the charter capital of the Company has been paid in full.

7.8 The Company may place bonds with a single maturity date or with maturity dates depending on the series of the bonds.

7.9 Bonds may be redeemed in monetary form or other property, according to the resolution on their issue.

7.10 The Company may place bonds secured by a pledge of specific assets of the Company, bonds with security that third parties provide to the Company for the bond issue or unsecured bonds.

7.11 Unsecured bonds may be placed after the third year of the Company's existence and may be placed only if two annual balance sheets of the Company have been duly approved by that time.

7.12 Bonds may be issued in registered or bearer form. The Company must maintain a register of bondholders, if the bonds are issued in registered form. Lost registered bonds shall be replaced by the Company for a reasonable charge. The rights of a holder of a lost bearer bond shall be restored by a court through the procedure established by procedural legislation of the Russian Federation.

7.13 The Company has the right to provide that the bonds may be redeemed early if their holders so wish. In such an event the resolution on the issue of bonds must provide for the redemption value and the period prior to which the bonds may not be presented for early redemption.

7.14 The Company may not place bonds or other mass-issued securities convertible into shares of the Company, if the number of declared Company shares of certain categories or types is less than the number of shares of these categories or types the rights to acquire which are conferred by such securities.

7.15 The holders of bonds have through the established procedure a preferential right to receive profits and assets of the Company distributed upon its liquidation.

8. RIGHTS AND DUTIES OF SHAREHOLDERS HOLDING COMMON SHARES

8.1 Each common share in the Company confers an identical volume of rights to a holder of such share.

8.2 Each shareholder holding common shares in the Company has the right:

8.2.1 to participate in the General Meeting of Shareholders of the Company through the procedure provided by effective legislation of the Russian Federation;

8.2.2 to receive dividends through the procedure provided by effective legislation of the Russian Federation and herein in the event that the Company declares dividends;

8.2.3 to receive a part of the Company's assets remaining after its liquidation, proportionate to the number of shares belonging to it;

8.2.4 to have access to documents listed in Article 89.1 of the Federal Law 'On Joint Stock Companies', through the procedure provided in Article 91 of that Law;

8.2.5 to demand that registrar of the Company confirms the rights of the shareholder to shares by issuing an extract from the register of shareholders of the Company;

8.2.6 to receive from the registrar of the Company information on all records on its personal account and also other information as provided by legal acts of the

Russian Federation establishing the procedure for maintaining the register of shareholders;

8.2.7 to dispose of the shares belonging to it without the consent of other shareholders or the Company;

8.2.8 in cases provided by effective legislation of the Russian Federation, to resort to legal action to protect its infringed civil rights, including to demand reimbursement of losses from the Company;

8.2.9 to demand that the Company repurchase all or a part of shares belonging to the shareholder, in the cases and through the procedure provided by effective legislation of the Russian Federation;

8.2.10 to sell shares to the Company in the event that the Company adopts a resolution to acquire such shares;

8.2.11 to demand that the Company provides an extract from the list of persons entitled to participate in the General Meeting of Shareholders specifying information on such shareholder;

8.2.12 to have a pre-emptive right to acquire additional shares and mass-issued securities convertible into shares that are being placed by open subscription, in an amount proportionate to the number of shares belonging to it.

8.3 A shareholder holding more than 1 percent of voting shares in the Company has the right the demand that the registrar of the Company provides it with information specifying the name of registered shareholders holding shares, the amount, category and nominal value of shares belonging to them (this information shall be provided without specifying shareholders' addresses).

8.4 Shareholders (a shareholder) holding a total of at least 1 percent of placed common shares of the Company have (has) the right to file an action against a member of the Company's Board of Directors, the Company's General Director, a member of the Company's Management Board, the management company or the manager for the compensation of losses incurred by the Company as a result of culpable actions (inaction) of such persons.

8.5 Shareholders (a shareholder) with at least 1 percent of votes at the General Meeting of Shareholders have (has) the right to demand from the Company the list of persons entitled to participate in the meeting. The details, documents and postal addresses of shareholders specified in such list shall be provided only upon their consent.

8.6 Shareholders (a shareholder) holding a total of at least 2 percent of voting shares of the Company have (has) the right to propose matters for the agenda of the annual General Meeting of Shareholders and nominate candidates for the Company's management and supervisory bodies to be elected by the General Meeting of Shareholders. In preparing for an extraordinary General Meeting of Shareholders the agenda of which includes election of the Company's Board of Directors, such shareholders (shareholder) have (has) the right to nominate candidates for the Company's Board of Directors.

8.7 Shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company have (has) the right to demand that the Company's Board of Directors convene an extraordinary General Meeting of Shareholders. If within the period of time established by effective legislation of the Russian Federation and herein the Company's Board of Directors does not adopt a resolution to convene an extraordinary General Meeting of Shareholders or refuses to convene such a meeting, the extraordinary meeting may be convened by the such shareholders.

8.8 Shareholders (a shareholder) holding a total of at least 10 percent of voting shares in the Company have (has) the right to demand a review of the Company's financial and economic activity.

8.9 Shareholders (a shareholder) holding a total of at least 25 percent of voting shares in the Company have (has) the right to access to accounting documents and minutes of sessions of the Company's Management Board and to obtain copies thereof.

8.10 Shareholders holding common shares in the Company have other rights provided by effective legislation of the Russian Federation, issued within their authority, and herein.

8.11 Each shareholder holding common shares in the Company must:

- inform the registrar of the Company of any change of its details; and
- keep confidential information about the Company's activity.

8.12 In the event that a shareholder in the Company intends to acquire 30 or more percent of placed common shares in the Company, alone or jointly with an affiliate (affiliates), such shareholder must, no sooner than 90 days and no later than 30 days before the date of acquisition of shares, send the Company written notice of its intention to acquire the shares. After the completion of the transaction on the acquisition of such shares such shareholder must, within 30 days from date of acquisition, propose to the Company shareholders to sell their common shares of the Company and mass-issued securities convertible into shares at the market price but not less than the average price for the six months preceding the acquisition date to such shareholder.

9. RIGHTS AND DUTIES OF SHAREHOLDERS HOLDING TYPE A PREFERRED SHARES

9.1 Each Type A preferred share in the Company confers upon the shareholder holding it an identical volume of rights.

9.2 Holders of Type A preferred shares have the right to receive an annual fixed dividend, subject as herein. The total amount payable as a dividend on each Type A preferred share shall be 10 percent of the Company's net profits according to the results of the last financial year divided by the number of shares that comprises 25 percent of the Company's charter capital.

If the amount of dividend payable by the Company on each common share in a given year exceeds the amount of dividend payable on each Type A preferred share the amount of dividend on the latter must be increased to the amount of dividend payable on common

shares. These payments shall be made additionally on the date of payment of dividends on common shares.

9.3 Holders of Type A preferred shares have the right to participate in the General Meeting of Shareholders with the right to vote on resolutions concerning the re-organization or liquidation of the Company and also concerning addenda and amendments to the Company Charter, if such amendments restrict the rights of such shareholders.

9.4 If the Meeting of Shareholders, for whatever reason, has not adopted a resolution to pay dividends on Type A preferred shares or has adopted a resolution not to pay those dividends in full, holders of Type A preferred shares have the right to participate in the General Meeting of Shareholders and vote on all matters on the agenda of the meeting. Such right of holders of Type A preferred shares arises as of the meeting following the annual Meeting of Shareholders at which a resolution was not adopted to pay dividends and ceases to apply as of the first payment of dividends in full with respect to such shares.

9.5 Holders of Type A preferred shares have the rights of holders of common shares of the Company provided in Clauses 8.2.3, 8.2.4, 8.2.5, 8.2.6, 8.2.7, 8.2.8, 8.2.10, 8.2.11, and 8.2.12 herein. Shareholders holding Type A preferred shares also have such rights notwithstanding that such shares are not voting shares.

9.6 Holders of Type A preferred shares have the rights of holders of common shares of the Company provided in Clauses 8.3, 8.6, 8.7, 8.8 and 8.9 herein in cases where Type A preferred shares confer the right to vote on all matters within the authority of the Company's General Meeting of Shareholders.

9.7 Holders of Type A preferred shares have the right to demand that the Company repurchase all or a part of the shares belonging to the shareholder in the cases and through the procedure provided by effective legislation of the Russian Federation.

9.8 Holders of Type A preferred shares that have at least 1 percent of votes at the General Meeting of Shareholders have the right to demand that the Company provides the list of persons entitled to participate in the meeting. The details of documents and postal addresses of shareholders included in such list shall be provided only upon their consent.

9.9 Shareholders holding Type A preferred shares shall have other rights provided by effective legislation of the Russian Federation and herein.

9.10 Each shareholder holding Type A preferred shares must:

- inform the registrar of the Company of any change of its details; and
- keep confidential information about the Company's activity.

10. COMPANY FUNDS

10.1 A reserve fund shall be created within the Company in the amount of 5 percent of the Company's charter capital.

The Company's reserve fund shall be formed through mandatory annual deductions of at least 5 percent of the Company's net profits until such time as the fund reaches the size established in this Clause.

The reserve fund is created for the purposes of covering the Company's losses, redeeming Company's bonds and repurchasing shares of the Company in the event that other funds are not available.

The reserve fund may not be used for other purposes.

10.2 Pursuant to a resolution of the General Meeting of Shareholders on the matter provided in sub-clause 13 of Clause 13.2 herein other funds within the Company may be created, including a Shareholding Fund for Company employees.

Funds of the Shareholding Fund shall be used only to acquire shares of the Company sold by the shareholders of the Company for subsequent placement among the Company's employees.

Proceeds from the sale to Company's employees of shares acquired using funds from the Shareholding Fund, shall be contributed to such fund.

The procedure for contributing and using monies of the fund and its purpose shall be determined in the Regulation on the Shareholding Fund, to be approved by the Company's Board of Directors.

11. COMPANY DIVIDENDS

11.1 The Company has the right once per year to adopt a resolution to pay (declare) dividends on placed shares.

Dividends shall be distributed from the Company's net profits shown in the Company's profit and loss report on the year's results. Dividends on Type A preferred shares may be distributed from funds of the Company specifically designated for such purposes.

If the Company is reorganized in the form of its takeover of other companies, the Company's net profits shall be determined by adding its net profits to the net profits (losses) of the companies subject to the takeover, calculated in accordance with legal acts on accounting in the profit and loss reports of such companies as on the last reporting date (reorganization date).

A resolution to pay annual dividends, the amount and the form of distribution of such dividends on shares of each category (type) shall be adopted by the General Meeting of Shareholders. The amount of annual dividend may not be greater than the amount recommended by the Company's Board of Directors.

In order to distribute dividends the Company shall compile a list of persons entitled to receive annual dividends. This list shall be compiled based on the register on the date of compilation of the list of persons entitled to participate in the General Meeting of Shareholders.

11.2 Dividends on Type A preferred shares shall be distributed no later than 60 days from the date that the annual General Meeting of Shareholders adopts the resolution to distribute annual dividends.

11.3 The Company shall distribute dividends on common shares no later than 31 December of the year in which the annual General Meeting of Shareholders adopted the resolution to distribute annual dividends.

11.4 When adopting resolutions to distribute (declare) dividends the Company shall be governed by restrictions established by federal laws.

12. COMPANY REGISTER OF SHAREHOLDERS. COMPANY REGISTRAR.

12.1 The Company shall ensure that the Company's register of shareholders is maintained and stored in accordance with requirements established by effective legislation of the Russian Federation and other legal acts of the Russian Federation.

12.2 The holder of the Company's register of shareholders shall be a specialized registrar engaged in the activity of maintaining registers of shareholders as its sole activity and holding a license of duly form to engage in that activity.

The Company's registrar, the terms of the agreement with it and termination thereof shall be approved by a resolution of the Company's Board of Directors.

12.3 The Company will remain liable for the maintenance and safekeeping of the register of shareholders. In the event that unlawful actions of the registrar infringe the civil rights of a shareholder or nominal holder, such shareholder or nominal holder has the right through the procedure established by effective legislation of the Russian Federation to bring an action against the Company demanding restitution of its infringed civil rights, including compensation of losses.

12.4 The Company's registrar shall perform the functions of the Company's Counting Board: the Company's registrar shall verify the authorities of and register persons participating in the Company's General Meeting of Shareholders, determine whether there is a quorum for the General Meeting of Shareholders, clarify matters arising in connection with the exercise of voting rights at the General Meeting of Shareholders by shareholders (their representatives), clarify the procedure for voting on matters put for voting, ensure that the established voting procedure and rights of shareholders to participate in the voting are observed, count votes and finalize the results of voting, compile minutes on the results of voting and transfer ballots to the archive.

13. GENERAL MEETING OF SHAREHOLDERS

13.1 The General Meeting of Shareholders is the Company's highest management body.

13.2 The following matters lie within the authority of the General Meeting of Shareholders and may not be referred for resolution to the Company's Board of Directors, General Director or Management Board:

1) introduction of amendments and addenda hereto or approval of a new version of the Company Charter (subject as provided in the Federal Law 'On Joint Stock Companies'), resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

2) reorganization of the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

3) liquidation of the Company, appointment of the liquidation commission and approval of the interim and final liquidation balance sheets, resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

4) election of members of the Board of Directors, to be conducted by cumulative voting;

5) early termination of the authority of members of the Board of Directors, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

6) determination of the quantity, nominal value and category (type) of declared shares of the Company and rights to be conferred by such shares, resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

7) increase of the Company's charter capital by increasing the nominal value of shares, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

8) increase of the Company's charter capital by placement of additional shares through open subscription in the event that the number of additionally placed shares comprises more than 25 percent of common shares previously placed by the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

9) increase of the Company's charter capital through placement of additional shares by closed subscription, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

10) reduction of the Company's charter capital by reducing the nominal value of shares, through acquisition by the Company of a part of shares in order to reduce their total number and also through redemption of shares acquired or repurchased by the Company, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company and taking part in the meeting;

11) election of members of the Company's internal audit commission and early termination of their authority, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

12) approval of the Company's auditor, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

13) approval of the Company's annual reports and annual accounts, including the Company's profit and loss reports (profit and loss accounts) and distribution of profit, including distribution (declaration) of dividends and Company losses according to the results of the financial year, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

14) determination of the procedure for conducting the Company's General Meeting of Shareholders, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

15) split-up and consolidation of shares, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

16) adoption of resolutions approving interested party transactions, resolutions on which must be adopted in circumstances and through the procedures provided by Chapter 11 of the Federal Law 'On Joint Stock Companies';

17) adoption of resolutions approving major transactions connected with the Company's direct or indirect acquisition, disposal or possible disposal of assets worth more than 50 percent of the balance-sheet value of the Company's assets determined according to the accounts as on the last reporting date, subject to transactions conducted in the ordinary course of business of the Company, transactions connected with placement of common shares of the Company and transactions connected with the placement of mass-issued securities convertible into common shares of the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

18) adoption of a resolution to participate in holding companies, financial-industrial groups, associations and other unions of commercial organizations, to be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

19) approval of internal documents regulating the activity of the Company's bodies, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

20) placement by the Company of bonds convertible into shares and other mass-issued securities convertible into shares, if such bonds (other mass-issued

securities) are placed through closed subscription or through open subscription where, in the process of open subscription, convertible bonds (other mass-issued securities) may be converted into common shares of the Company comprising more than 25 percent of previously placed common shares, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

21) adoption of resolutions on the compensation by the Company of expenses incurred in connection with the preparation for and conduction of an extraordinary General Meeting of Shareholders of the Company where the Board of Directors has, in violation of requirements of effective legislation of the Russian Federation, failed to adopt a resolution to convene an extraordinary General Meeting and the meeting has been convened by other persons. Such resolutions must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

22) releasing a person that has, alone or jointly with its affiliates, acquired 30 or more percent of placed common shares of the Company from the obligation to acquire shares from other shareholders of the Company, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting, without regard to the votes conferred by shares belonging to such person party and its affiliates;

23) adoption of a resolution to transfer the authority of the Company's General Director to a management company or manager, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

24) adoption of resolutions on other matters as provided in the Federal Law 'On Joint Stock Companies' and herein.

13.3 The General Meeting of Shareholders has the right to adopt resolutions on matters specified in sub-clauses 2, 7, 8, 9, 15 – 19 and 23 of Clause 13.2 herein only upon a proposal from the Board of Directors. Other persons entitled under effective legislation of the Russian Federation to propose items for the agenda of an annual or extraordinary General Meeting of Shareholders may not demand that the Board of Directors put such items on the agenda of a meeting.

The General Meeting of Shareholders may not consider or adopt resolutions on matters not included in its authority pursuant to the Federal Law 'On Joint Stock Companies'

The General Meeting may not adopt resolutions on matters not included in the agenda, nor may it amend the agenda.

13.4 A resolution of the General Meeting of Shareholders amending or restricting the rights of shareholders holding a particular type of preferred share of the Company will be deemed adopted, if at least three quarters of votes of shareholders holding common shares of the Company participating in the meeting and three quarters of votes of all shareholders holding preferred shares of the Company of such type are cast for it.

13.5 The Company must each year hold an annual General Meeting of Shareholders.

The annual General Meeting of Shareholders shall be held not earlier than four months and no later than six months after the end of the financial year.

At the annual General Meeting of Shareholders [the following] matters must be resolved:

election of the Company's Board of Directors;

election of the Company's internal audit commission;

approval of the Company's auditor;

approval of the Company's annual reports and annual accounts, including the Company's profit and loss reports (profit and loss accounts) and distribution of profit, including distribution (declaration) of dividends and Company losses according to the results of the financial year;

other matters within the authority of the General Meeting of Shareholders.

13.6 Shareholders (a shareholder) holding a total of at least 2 percent of voting shares of the Company may put items on the agenda of the annual General Meeting of Shareholders and nominate candidates for the Company's Board of Directors and the Company's internal audit commission the number of which may not exceed the number of members of the relevant body provided herein. Such proposals must be submitted to the Company not later than 60 days after the end of the financial year.

13.7 General Meetings of Shareholders other than the annual General Meeting of Shareholders are extraordinary.

An extraordinary General Meeting of Shareholders shall be held pursuant to a resolution of the Board of Directors, adopted at its own initiative or pursuant to a request from the Company's internal audit commission, the Company's auditor or shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company on the date that such request is presented. An extraordinary General Meeting of Shareholders held pursuant to a request of the Company's internal audit commission, the Company's auditor or shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company shall be convened by the Company's Board of Directors.

13.8 An extraordinary General Meeting of Shareholders convened pursuant to a request from the Company's internal audit commission, the Company's auditor or shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company must be held within 40 days from the moment the requested for an extraordinary General Meeting of Shareholders is presented.

13.9 An extraordinary General Meeting of Shareholders convened pursuant to a request from the Company's internal audit commission, the Company's auditor or shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company must be held within 70 days from the moment the request for an extraordinary General Meeting of Shareholders is presented, if the agenda of such meeting includes election of the Company's Board of Directors.

In the event that the number of members of the Company's Board of Directors falls below the quorum for conducting sessions of the Company's Board of Directors, an extraordinary General Meeting of Shareholders convened pursuant to a resolution of the Company's Board of Directors adopted at its own initiative to elect the Company's Board of Directors must be held within 70 days from the moment the Company's Board of Directors adopts the resolution to hold the meeting.

13.10 In preparing for an extraordinary General Meeting of Shareholders the agenda of which includes election of the Company's Board of Directors, shareholders (a shareholder) holding a total of at least 2 percent of voting shares of the Company may nominate candidates for the Company's Board of Directors the number of which must not exceed the number of members of the Board of Directors provided herein. Such proposals must be submitted to the Company no later than 30 days before the date of the extraordinary General Meeting of Shareholders.

13.11 The list of persons entitled to participate in the General Meeting of Shareholders shall be compiled on the basis of information from the Company's register of shareholders.

The date of compilation of the list of persons entitled to participate in the General Meeting of Shareholders shall be no earlier than the date on which the resolution to hold the General Meeting of Shareholders is adopted and no more than 50 and no less than 45 days before the date on which it will be held.

The date of compilation of the list of persons entitled to participate in an extraordinary General Meeting of Shareholders the agenda of which includes election of the Company's Board of Directors shall be no earlier than the date on which the resolution to hold the extraordinary General Meeting of Shareholders is adopted, no more than 65 days before the date on which the General Meeting of Shareholders is held and no later than the date of the notice of the extraordinary General Meeting of Shareholders.

13.12 Notice of a General Meeting of Shareholders must be given no later than 30 days before the date on which it is held.

In the event that the proposed agenda of an extraordinary general meeting includes the issue of election of the Company Board of Directors, the notice of the extraordinary general meeting of shareholders shall be given not later than 50 days before the meeting.

In the event that an extraordinary general meeting of shareholders is convened at the request of the Company's Audit Commission, the Company's auditor or a shareholder (shareholders) owning on aggregate at least 10 per cent of the Company voting shares, the notice of the extraordinary general meeting of shareholders shall be given not later than 20 days before the meeting.

A notice of the general meeting of shareholders shall be given within the period identified above to each person named in the list of persons eligible for participation in the general meeting of shareholders, sent by registered mail or handed in to each of the said persons in person against his/her signature, or published in the daily *Rossiiskaya Gazeta*.

13.13 Persons entitled to participate in the General Meeting of Shareholders shall be provided with the following information (materials) through the procedure and at the address (addresses) specified in the notice of the General Meeting of Shareholders:

annual accounts, including auditor's statement;

statement of the Company's internal audit commission on the results of the audit of the annual accounts;

information on candidates nominated to the Company's Board of Directors and the Company's internal audit commission;

draft amendments and addenda to the Company Charter or the draft of a new version of the Charter;

drafts of internal regulations of the Company;

drafts of other documents adoption of which is stipulated in draft resolutions of the General Meeting of Shareholders;

draft resolutions of the General Meeting of Shareholders;

other information (materials) that must be presented in accordance with effective legislation;

other information (materials) presented in order to adopt resolutions on items of the agenda of the General Meeting of Shareholders that the Board of Directors has included in the list of information (materials) to be presented to shareholders in preparation for the General Meeting of Shareholders.

13.14 The General Meeting of Shareholders will be competent (quorate), if shareholders holding a total of more than half the votes conferred by placed voting shares of the Company participate in it.

Shareholders registered for participation in the General Meeting of Shareholders and shareholders whose ballots have been received no later than 2 days before the date of the General Meeting of Shareholders will be deemed to have participated in the General Meeting of Shareholders. Shareholders whose ballots have been received prior to the date of acceptance of ballots will be deemed to have participated in the General Meeting of Shareholders held through *in absentia* voting.

13.15 If the agenda of a General Meeting of Shareholders includes matters upon which different groups of voters are to vote, the quorum for adoption of resolutions on each of such matters will be determined separately. If there is no quorum for adopting a resolution on matters to be voted upon by one group of voters, this will not impede adoption of a resolution on matters to be voted upon by another group of voters for which there is a quorum.

13.16 If there is no quorum for the conduction of an annual General Meeting of Shareholders a repeat annual General Meeting of Shareholders must be held with the same agenda. If there is no quorum for the conduction of an extraordinary General Meeting of

Shareholders a repeat extraordinary General Meeting of Shareholders may be held with the same agenda.

A repeat General Meeting of Shareholders will be competent (quorate), if shareholders holding a total of at least 30 percent of votes conferred by placed voting shares of the Company participated in it.

Notice of a repeat General Meeting of Shareholders shall be given and ballots delivered no later than 20 days before the date of the repeat General Meeting of Shareholders.

Notice of a repeat General Meeting of Shareholders the agenda of which includes reorganization of the Company shall be given no later than 30 days before the date of the repeat General Meeting of Shareholders.

In the event that a repeat General Meeting of Shareholders is held less than 40 days after date of the non-quorate General Meeting of Shareholders, the persons entitled to participate in the General Meeting of Shareholders shall be determined according to the list of persons entitled to participate in the non-quorate General Meeting of Shareholders.

13.17 Unless otherwise resolved by the Company's Board of Directors, the General Meeting of Shareholders shall be chaired by the person performing the functions of Company's General Director.

13.18 Other matters connected with preparation for and conduction of the annual or extraordinary General Meetings of Shareholders, including the procedure for conducting the General Meeting of Shareholders, shall be determined by the Regulations on the General Meeting of Shareholders of the Company, to be approved by the General Meeting of Shareholders.

14. COMPANY'S BOARD OF DIRECTORS

14.1 The Board of Directors is the Company's collective management body and carries out general management of the Company's activities.

14.2 The 11 members of the Company's Board of Directors are elected each year by the annual General Meeting of Shareholders, by cumulative voting.

14.3 The General Meeting of Shareholders has the right to adopt a resolution to early terminate the authority of members of the Board of Directors. Such a resolution may be adopted only in respect of all members of the Board of Directors simultaneously.

In the event of early termination of the authority of the Board of Directors the authority of the new Board of Directors will remain in effect until the nearest annual General Meeting of Shareholders.

14.4 The following matters will be referred to the authority of the Company's Board of Directors:

1) determination of priority directions of the activity of the Company, including approval of the annual budget, mid- and long-term budgets, development strategies and

programs; amendment to such documents and consideration of the results of their implementation;

2) prior approval of operations outside the limits of the annual budget of the Company;

3) convocation of annual and extraordinary General Meetings of Shareholders, subject to circumstances provided in Article 55.8 of the Federal Law 'On Joint Stock Companies';

4) approval of the agenda for the General Meeting of Shareholders;

5) determination of the date of compilation of the list of persons entitled to participate in the General Meeting of Shareholders and other matters within the competence of the Company's Board of Directors under Chapter VII of the Federal Law 'On Joint Stock Companies' and connected with preparation for and conduction of the General Meeting of Shareholders;

6) preliminary approval of the Company's annual report;

7) an increase of the Company's charter capital by placement by the Company of additional shares within the limits of the number of declared shares determined herein, subject to circumstances provided in sub-clauses 8 and 9 of Clause 13.2 herein;

8) placement by the Company of bonds and other mass-issued securities in the event such bonds and other mass-issued securities are not convertible into shares of the Company under the terms of the their placement;

9) placement by the Company of bonds convertible into shares and other mass-issued securities convertible into shares, if such bonds (mass-issued securities) are placed through open subscription and such convertible bonds (mass-issued securities) may be converted into common shares of the Company comprising 25 percent or less of the previously placed common shares;

10) determination of the price (market value) of assets, placement and repurchase price of mass-issued securities under circumstances provided by the Federal Law 'On Joint Stock Companies';

11) approval of resolutions to issue securities, of issuing prospectus, reports on the results of an issue of securities of the Company, reports on the results of acquisition by the Company of shares for the purposes of redemption;

12) acquisition of shares, bonds and other mass-issued securities placed by the Company;

13) approval of the Company's registrar and the terms of the agreement with it and adoption of a resolution to terminate such agreement;

14) recommendations on the amount of dividend payable on shares and the form and time of its payment and approval of internal documents on payment of dividends on shares of the Company;

15) use of the reserve fund and other of funds of the Company;

16) approval of an internal document setting forth internal control procedures to supervise financial and business activities of the Company;

17) recommendations on the amount of fees and compensation payable to members of the Company's internal audit commission and approval of the terms of the agreement with the auditor, including determination of fees payable for its services;

18) approval of Regulations on the structural subdivision of the Company implementing internal supervisory functions, agreeing of candidates for the position of manager of such subdivision and also consideration of other matters within the authority of the Board of Directors pursuant to Regulations on the subdivision;

19) approval of transactions the subject of which is the Company's direct or indirect acquisition, disposal or possible disposal of assets worth from 0.4 to 25 percent of the balance-sheet value of the Company's assets, determined according to the accounts as of the last reporting date;

20) approval of transactions the subject of which is the Company's direct or indirect acquisition, disposal or possible disposal of assets worth 25-50 percent of the balance-sheet value of the Company's assets determined according to accounts as on the last reporting date, subject to transactions conducted in the ordinary course of business of the Company, transactions connected with placement through subscription of common shares of the Company and transactions connected with the placement of mass-issued securities convertible into common shares of the Company;

21) approval of interested party transactions, under circumstances and through the procedures provided by Chapter 11 of the Federal Law 'On Joint Stock Companies';

22) definition of the main principles of the organizational structure of the Company;

23) establishment of branch offices and opening of representative offices, liquidation thereof and approval of the Regulations on branch and representative offices;

24) preliminary approval of candidates for the position of heads of branch and representative offices and relieving them of duty;

25) approval of annual budgets and development strategies and programs for branch offices; introduction of amendment to such documents and consideration of the results of their implementation;

26) appointment of the Company's General Director, determination of the term of his authority and early termination of his authority;

27) election (re-election) of the Chairman of the Company's Board of Directors and his deputy;

28) formation of the Management Board, determination of the term of its authority and early termination of the authority of members of the Management Board;

29) permitting the person performing the functions of Company's General Director and members of the Company's Management Board to combine [these functions] with positions in the management bodies of other organizations;

30) permitting the person performing the functions of Company's General Director to work pluralistically in a paid position in other organizations;

31) establishment of permanent or temporary (to address specific matters) committees of the Board of Directors and approval of the Regulations on the committees;

32) appointment of the Company Corporate Secretary, relieving the Company Corporate Secretary of his duty and approval of the Regulations On the Office of the Company Corporate Secretary;

33) approval of the terms of the agreements (supplementary agreements) with the Company's General Director, members of the Management Board, the heads of branch and representative offices, the head of the Company's structural subdivision performing internal supervisory functions and the Company Corporate Secretary and consideration of matters within the authority of the Board of Directors pursuant to such agreements;

34) adoption of resolutions to participate (act as a member, terminate participation, alter share of participation or nominal value of the interest, alter quantity of shares or nominal value of shares owned by the Company) in other organizations through the purchase, sale or other disposal of shares, interests and/or portions of participatory interests in other organizations, as well as through making additional contributions in the charter capitals of other organizations;

35) adoption of resolutions to participate in non-commercial organizations, subject as provided in sub-clause 18 of Clause 13.2 herein, through acting as a participant, terminating participation and making additional investments (contributions) connected with the Company's participation in non-commercial organizations;

36) resolving matters referred to the powers of the general meetings of members of for-profit organizations where the Company is the sole member having the right to vote at the general meeting of members;

37) determination of the procedure for cooperation between the Company and organizations in which the Company is a participant;

38) approval of internal documents (a document) setting forth rules and approaches to disclosure of information about the Company, arrangements for making use of information about the Company, about securities of the Company and deals involving them which is not in public domain;

39) Approval of the Code of Corporate Governance of the Company, making amendments and additions to it;

40) approval of the Company's internal documents regulating matters within the authority of the Company's Board of Directors, other than those provided in Clause 14.4 herein, subject to internal documents the approval of which lies within the authority of the Company's General Meeting of Shareholders and executive bodies pursuant to the Company's Charter;

41) other matters as provided by the Federal Law 'On Joint Stock Companies' and herein;

42) approval of the risk management procedure in the Company.

14.5 Matters within the authority of the Company's Board of Directors may not be referred for resolution to the Company's Management Board or General Director.

14.6 Resolutions on matters specified in sub-clauses 7 and 20 of Clause 14.4 herein shall be adopted unanimously by all members of the Company's Board of Directors without regard the votes of former members of the Company's Board of Directors.

In the event that unanimity of the Company's Board of Directors on matters specified in sub-clauses 7 and 20 of Clause 14.4 herein is not reached, such matters may be referred for resolution to the General Meeting of Shareholders pursuant to a resolution of the Company's Board of Directors. In such an event resolutions on such matters shall be adopted by a majority of shareholders holding voting shares of the Company participating in the meeting.

Resolutions on matters specified in item 21 subclause 14.4 herein shall be passed by a majority of votes of independent directors who are interested in the closing of the deal.

In the event that all members of the Company's Boar of Directors are interested in the deal and/or are not independent directors, the deal may be approved by a resolution of the general meeting of shareholders by a majority of votes of all not interested in the deal shareholders owning voting shares.

14.7 Matters, other than those listed in Clause 14.6 herein, within the authority of the Board of Directors pursuant the Federal Law 'On Joint Stock Companies' and this Charter shall be adopted by a majority of votes of members of the Board of Directors participating in the session.

14.8 The procedure for convening and holding sessions of the Board of Directors and the amount and procedure of payment of fees and compensation to members of the Board of Directors shall be determined by the Regulation On the Board of Directors, to be approved by the General Meeting of Shareholders.

14.9 Sessions of the Company's Board of Directors shall be convened by the Chairman of the Board of Directors at his own initiative or pursuant to a request of a member of the Board of Directors, the Company's internal audit commission, the Company's auditor, the Company's General Director, the Company's Management Board or shareholders (a shareholder) holding a total of at least 5 percent of voting shares of the Company.

14.10 The quorum for sessions of the Company's Board of Directors shall be more than half of the members elected to the Board of Directors.

14.11 Sessions of the Board of Directors may be held through joint attendance (including by conference call) or *in absentia* voting.

14.12 In determining whether there is a quorum and the results of voting at a session of the Board of Directors held through joint attendance the written opinion of a member of the Company's Board of Directors absent at the session shall be taken into account.

14.13 In adopting resolutions at a session of the Board of Directors each member of the Board of Directors shall have one vote. In adopting a resolution of the Board of directors the

Chairman of the Board of Directors shall have a deciding vote in the event of a tied vote of members of the Board of Directors.

14.14 The Chairman of the Company's Board of Directors shall organize the work of the Board of Directors, convene and chair its sessions, organize the keeping of minutes at sessions and ensure that effective functioning of the committees of the Board of Directors.

14.15 The Board of Directors may appoint a deputy Chairman of the Board of Directors. In the absence of the Chairman of the Company's Board of Directors his functions (including the right to sign documents) shall be performed by his deputy and, in the absence of the latter is - by one of the members of the Board of Directors pursuant to a resolution of the Company's Board of Directors, adopted by a majority of votes of members participating in the session.

15. COMPANY'S MANAGEMENT BOARD

15.1 The Management Board is the collective executive body organizing the implementation of resolutions of the Company's General Meeting of Shareholders and Board of Directors.

15.2 The number of members and members of the Management Board shall be determined by a resolution of the Company's Board of Directors upon proposal from the General Director and members of the Company's Board of Directors.

15.3 The Management Board shall be constituted for a term to be determined by the Company's Board of Directors when appointing its members.

Pursuant to a resolution of the Company's Board of Directors the authority of any member (all members) of the Company's Management Board may be terminated early.

In the event that the authority of individual members of the Management Board are terminated early the authority of newly appointed members of the Management Board will remain effective within the term for which the Company's Management Board was constituted.

15.4 The following matters relating to management of the Company's day-to-day activities will be referred to the authority of the Company's Management Board:

1) developing proposals relating to the principal directions of activity of the Company, including drafts of the annual budget, mid-term and long-term budgets, development strategies and programs for the Company and proposals relating to amendments to such documents;

2) resolving matters referred to the powers of the supreme governing bodies of not-for-profit organizations where the Company is the sole founder (member) except for not-for-profit organizations where the supreme governing body is formed without participation of the founder (member);

3) determining the Company's staff and social policy;

4) approving the internal document regulating the general provisions for working incentives and considering and adopting resolutions on conclusion of collective agreements and contracts;

5) preparing materials and draft resolutions on matters to be considered by the General Meeting of Shareholders or Board of Directors and presenting materials to committees of the Board of Directors;

6) organizational and technical support of the activities of the Company's bodies;

7) determining the technical, financial, economic and pricing policies of the Company and its branch offices;

8) determining accounting policy and supervising improvements to accounting and administrative methods and the adoption of international accounting standards for the Company and its branch offices;

9) determining the methods for planning, budgeting and financial control for the Company and its branch offices;

10) determining security policies for the Company and its branch offices;

11) determining the procedure for allocating assets to branch offices and withdrawal of allocated assets from branch offices;

12) determining the number of members of the collective executive bodies of branch offices, appointing them, terminating their authority early and approving the regulations on branch offices' collective executive bodies;

13) preliminary approval of candidates for the position of deputy heads and chief accountants of branch and representative offices and relieving them of their duty;

14) approving the terms of agreements (supplementary agreements) with members of branch offices' collective executive bodies and the deputy heads and chief accountants of branch and representative offices and considering matters within the authority of the Management Board pursuant to such agreements;

15) approving branch offices' quarterly budgets and amending such documents;

16) analyzing the results of performance of the Company's structural subdivisions, including separate structural subdivisions, and developing binding instructions for improvement of their work;

17) approving internal documents regulating matters within the authority of the Company's Management Board, subject to of documents to be approved by the Company's General Meeting of Shareholders or Board of Directors;

18) approval of the organizational structure of the Company including main functions.

15.5 The Company's Management Board also has the right to adopt resolutions on other matters connected with the day-to-day management of the activities of the Company pursuant to the instructions from the Board of Directors or a proposal from the Company's General Director.

15.6 The procedure for convening and holding sessions of the Management Board and also the procedure for adoption of resolutions by the Management Board, the amount and procedure for paying compensations to members of the Management Board shall be established by the Regulation On the Management Board of the Company, to be approved by the Company's General Meeting of Shareholders.

15.7 The rights, duties and liability of members of the Management Board shall be determined in the agreement that each of them enters into with the Company. The Company's General Director shall sign the agreement on the behalf of the Company.

16. GENERAL DIRECTOR OF THE COMPANY

16.1 The General Director is the individual executive body managing the Company's day-to-day activities. The General Director shall be appointed by the Company's Board of Directors.

16.2 The General Director shall adopt resolutions on matters not referred to the authority of the Company's General Meeting of Shareholders, Board of Directors or Management Board pursuant to this Charter.

16.3 The General Director shall perform the functions of Chairman of the Company's Management Board.

16.4 The General Director shall act on behalf of the Company without a power of attorney, including representation of the interests of the Company, conclusion of transactions on behalf of the Company, approval of staff-lists and issue of orders and instructions binding upon all of the Company's employees.

The General Director's rights, duties, salary and liability shall be determined in the agreement that he enters into with the Company. The Chairman of the Company's Board of Directors shall sign the agreement on behalf of the Company.

The General Director shall be personally responsible for putting in place arrangements and creation of condition to protect state secrets in the Company, and for non-compliance with restrictions set forth by effective legislation on familiarizing with to information containing state secrets.

The General Director shall timely provide information to the Company according to requirements of applicable law, including notifications given to the Company in writing of his/her affiliation and changes therein, ownership of the Company securities, on intention to strike deals involving the Company securities or securities of its daughter (affiliated) companies, and disclose information on the deals involving such securities closed by him/her.

16.5 During the General Director's absence (illness, business trips, vacation etc.) the officer performing through the established procedure the duties of General Director shall have the right to issue power of attorneys on behalf of the Company.

16.6 The Company's Board of Directors may at any time adopt a resolution early terminating the authority of the Company's General Director and terminating the agreement with him.

17. COMPANY CORPORATE SECRETARY. OFFICE OF THE COMPANY CORPORATE SECRETARY.

17.1 Pursuant to a resolution of the Board of Directors a person may be appointed specifically to ensure that the bodies and officers of the Company comply with procedural requirements protecting the rights and interests of the Company's Shareholders – the Company Corporate Secretary.

17.2 The rights, duties, term of authority, salary and liability of the Company Corporate Secretary shall be specified in internal documents of the Company and in the agreement between the Company and the Company Corporate Secretary. The Chairman of the Board of Directors of the Company shall sign the agreement on behalf of the Company.

17.3 An office of the Company Corporate Secretary may be organized within the Office in order to ensure the effective performs of his duties by the Company Corporate Secretary. The structure, number and duties of the staff of the office shall be specified in an internal document of the Company approved by the Board of Directors.

18. SUPERVISION OF COMPANY FINANCIAL AND ECONOMIC ACTIVITY

18.1 In order to supervise financial and economic activity an internal audit commission and a special structural subdivision implementing internal supervision shall be created within the Company and an independent auditor shall be engaged.

18.2 The internal audit commission is an independent supervisory body of the Company. Its five members shall be elected at the annual General Meeting of Shareholders for the period up to the following annual General Meeting of Shareholders.

18.2.1 The authority of individual members or the all members of the internal audit commission may be terminated early by a resolution of the General Meeting of Shareholders.

In the event of early termination of the authority of members of the internal audit commission the authority of the new members of the internal audit commission shall remain in effect until the next annual General Meeting of Shareholders.

In the event that the number of members of the internal audit commission falls below half the number of elected members of the internal audit commission the Board of Directors must convene an extraordinary General Meeting of Shareholders to elect a new internal audit commission. The remaining members of the internal audit commission shall perform their functions until the new internal audit commission is elected at the extraordinary General Meeting of Shareholders.

18.2.2 The following matters a referred to the authority of the internal audit commission:

- verifying the accuracy of data in reports and other financial documents of the Company;
- discovering breaches of procedures established by legal acts of the Russian Federation on maintaining accounts and presenting financial reports;

- verifying the compliance with legal norms of the calculation and payment of taxes;
- discovering infringements of legal acts of the Russian Federation in accordance with which the Company conducts its financial and economic activity;
- assessing the economic feasibility of the Company's financial and economic operations.

18.2.3 The internal audit commission shall review the Company's financial and economic activity based on the Company's results for the year.

The Company's financial and economic activity shall also be reviewed:

at the initiative of the Company's internal audit commission;

pursuant to a resolution of the Company's General Meeting of Shareholders;

pursuant to a resolution of the Company's Board of Directors;

pursuant to a request of a shareholder (shareholders) of the Company holding a total of at least 10 percent of voting shares in the Company in respect of all matters within the authority of the General Meeting of Shareholders on the date that the request is presented.

18.2.4 Pursuant to a request of the internal audit commission, officers of the Company's management bodies must provide documents concerning the Company's financial and economic activity.

18.2.5 Working procedures for the internal audit commission and the amount and procedure for payment of the fees of members of the internal audit commission shall be determined in the Regulation On the Internal Audit Commission of the Company, to be approved by the General Meeting of Shareholders.

18.3 In order to ensure permanent internal supervision over performance of all economic operations a special structural subdivision shall be established within the Company that will be independent of the Company's executive bodies. The activity of such subdivision shall be under supervision of the Company's Board of Directors.

The functions of such structural subdivision, the procedure for performance of its activities and the procedure for appointing employees, requirements with respect to such employees shall be determined by an internal document approved by the Company's Board of Directors.

18.4 In order to verify and confirm the accuracy of the annual financial reports the Company shall each year engage a professional auditor, independent form any material interests connected with the Company or its shareholders.

18.4.1 The auditor shall audit the Company's financial and economic activity in accordance with legal acts of the Russian Federation on the basis of an agreement entered into with it.

18.4.2 The General Meeting of Shareholders shall approve the Company's auditor. The terms of the agreement to be entered into with the auditor, including the amount of fees payable for its services, shall be approved by the Company's Board of Directors.

18.4.3 The Company's activity must be audited at any time pursuant to a request of a shareholder with a total interest in the charter capital of 10 percent or more. Shareholders initiating an audit review shall submit to the Board of Directors a written request indicating the grounds of such request, the name of the shareholders and the quantity and category (type) of shares belonging to such shareholders and bearing the signature of the shareholder or its authorized representative. If the demand is signed by an authorized representative, a copy of the power of attorney must be attached to it.

19. COMPANY RECORDS AND REPORTS. INFORMATION ABOUT THE COMPANY.

19.1 The Company shall maintain accounts and present financial reports through the procedure established by effective legislation of the Russian Federation.

19.2 [no 19.2]

19.3 The Company's financial year begins on 1 January and ends 31 December of the calendar year.

19.4 The Company's General Director will be liable for the organization, compilation and accuracy of accounts of the Company, the prompt filing of the annual report and other financial reports with the relevant bodies and also information on the Company's activities to be presented to shareholders, creditors and the mass media in accordance with effective legislation.

19.5 The accuracy of information contained in the Company's annual report and annual accounts shall be confirmed by the Company's internal audit commission.

19.6 The Company's annual report is subject to preliminary approval by the Company's Board of Directors no later than 30 days before the date of the annual General Meeting of Shareholders.

The Company must provide shareholders with access to the documents listed in Article 89.1 of the Federal Law 'On Joint Stock Companies' through the procedure and within the deadlines specified in Article 91 of the Federal Law 'On Joint Stock Companies'.

The information provided in Article 92 of the Federal Law 'On Joint Stock Companies' shall be publicly available.

19.7 The Company shall organize storage of documents in accordance with Article 89 of the Federal Law 'On Joint Stock Companies'.

The Company shall store documents at the following address: Moscow, 6 Degtyarniy Pereulok, Building 2.

20. REORGANIZATION OF THE COMPANY

20.1 The Company may be voluntarily reorganized pursuant to a resolution of the General Meeting of Shareholders. Other grounds and procedures for reorganization the Company are determined by effective legislation of the Russian Federation.

20.2 The Company may be reorganized in the form of merger, takeover, division, spin-off or reformation into another organizational-legal form, through the procedure provided by the Federal Law 'On Joint Stock Companies'.

21. LIQUIDATION OF THE COMPANY

21.1 The Company may be voluntary liquidated pursuant to a resolution of the General Meeting of Shareholders or pursuant to a court judgement, under circumstances and through the procedure provided by effective legislation.

21.2 Under circumstances provided in effective legislation of the Russian Federation the Company must adopt a resolution for its voluntary liquidation.

21.3 If in the event of the Company's voluntary liquidation, its assets are insufficient for settlements with all Company creditors, the Chairman of the Company's liquidation commission appointed by the General Meeting of Shareholders must apply to an arbitration court for the implementation of simplified bankruptcy procedures of a debtor in liquidation with respect to the Company.

21.4 Liquidation will entail termination of the Company's activity without rights or duties being transferred to other parties through legal succession.
In the event of reorganization, liquidation of the Company or termination of activities involving state secret information the Company shall ensure safety of the information and its medium through development and implementation of a system of confidentiality enforcement, information protection, measures to counter technical means of intelligence gathering, security and fire prevention.

21.5 In the event liquidation of the Company (subject to liquidation pursuant to a court judgement) the Meeting of Shareholders shall approve a liquidation commission, determine the procedure and period for liquidation and establish the deadline for presentation of creditors' demands, which may not be less than two months following the date that notice of the Company's liquidation is published.

Upon appointment of the liquidation commission all authority in managing the Company's affairs shall be transferred to it.

21.6 The liquidation commission shall:

a) place notice of the Company's liquidation and the deadlines for presentation of creditors' demands in an appropriate body of the press;

b) undertake measures to identify creditors and obtain accounts receivable and notify creditors in writing of the Company's liquidation;

c) upon expiry of the period for presentation of creditors' demands, compile an interim liquidation balance sheet specifying the assets of the Company in liquidation, demands presented by creditors and the results of consideration thereof. The interim balance sheet shall be approved by the General Meeting of Shareholders upon agreement with the agency that conducted the state registration of the Company in liquidation;

d) in the event that the Company's monies are insufficient to settle creditors' demands, to sell other Company assets at public auction, through the procedure established for enforcement of court judgements;

e) make monetary payments to Company creditors through the procedure and in the order of priority established by the Civil Code of the Russian Federation in accordance with the interim balance sheet starting on the date of its approval, with the exception of creditors of the fifth order of priority, payments to whom shall be made one month after the date of approval of the interim balance sheet;

f) after completion of settlements with creditors the liquidation commission shall compile a liquidation balance sheet, to be approved by the General Meeting of Shareholders upon agreement with the agency that conducted the state registration of the Company in liquidation;

g) through the established procedure, distribute Company assets remaining after settlements with creditors amongst shareholders, in the following order of priority:

as a first priority, payments shall be made with respect to shares that must be repurchased pursuant to Article 75 of the Federal Law 'On Joint Stock Companies';

as a second priority, payments of accrued but outstanding dividends on preferred shares and the liquidation value of Type A preferred shares as determined by the Company Charter shall be paid;

as a third priority, the assets of the Company in liquidation shall be distributed amongst shareholders holding common shares.

Assets shall be distributed to shareholders of each subsequent order of priority after assets have been distributed to shareholders of the preceding order of priority in full.

21.7 Liquidation of the Company will be deemed complete and the Company to have ceased to exist from the moment the state registration agency makes the relevant record in the Unified State Register of Legal Entities.

CENTER TELECOM

To agenda item 6

AMENDMENTS AND ADDITIONS TO THE REGULATIONS ON THE BOARD OF DIRECTORS OF JSC CENTERTELECOM

1.	**Article 3. Rights and duties of members of the Board of Directors, and exercising thereof.**	
	Item 3.2.	
	Effective wording	New wording
	3.2.9. shall timely provide information to the Company of their affiliation and changes therein;	3.2.9. … shall timely provide information to the Company according to requirements of applicable law, including notifications given to the Company in writing of their affiliation and changes therein, notifications in writing to the Board of Directors about ownership of the Company securities, on intention to strike deals involving the Company securities or securities of its daughter (affiliated) companies, and disclose information on the deals involving such securities closed by them.
	Item 3.5.	
	-	3.5. The Company shall be entitled to demand from a member of the Board of Director duly performance of his/her duties. For non-performance (undue performance) of his/her duties a member of the Board of Directors shall be liable to the Company in the amount of the inflicted damage. The Company shall be entitled to file a lawsuit against a member of the Board of Directors requesting indemnification of losses, inflicted by his/her wrongful acts (inaction).
2.	**Article 6. Meetings of the Board of Directors**	
	Item 6.5. The first paragraph	
	6.5. A notice of a meeting of the Board of Directors to be convened shall be sent to each member of the Board of Directors accompanied by the necessary materials at least 14 days before the meeting.	6.5. A notice of a meeting of the Board of Directors to be convened shall be sent to each member of the Board of Directors accompanied by the necessary materials at least 14 **working** days before the meeting.
	Item 6.5. The third paragraph	

	In the event that the agenda of the meeting contains an issue related to approval of an annual budget of the Company, the notice of such a meeting of the Board of Directors accompanied by materials necessary for a review of this issue shall be sent to all members of the Board of Directors at least 20 days before the meeting held in the form of a joint attendance (before the deadline for accepting opinions in writing of members of the Board of Directors on the agenda items).	-

CENTER TELECOM

To agenda item 7

AMENDMENTS AND ADDITIONS TO THE REGULATIONS ON THE MANAGEMENT BOARD OF JSC CENTERTELECOM

1.	**Article 2. THE PURPOSE AND PRINCIPLES OF THE MANAGEMENT BOARD OPERATIONS**	
	Item 2.3.	
	Effective wording	**New wording**
	-	Members of the Management Board shall timely provide information to the Company according to requirements of applicable law, including notifications given to the Company in writing of his/her affiliation and changes therein, ownership of the Company securities, on intention to strike deals involving the Company securities or securities of its daughter (affiliated) companies, and disclose information on the deals involving such securities closed by them.

To agenda item 8

AMENDMENTS AND ADDITIONS TO THE REGULATIONS ON THE GENERAL MEETING OF SHAREHOLDERS OF JSC CENTERTELECOM

1.	**Article 4. Notice of the general meeting of shareholders**	
	Par. 4.1.	
	Effective wording	**New wording**
	Notice of a General Meeting of Shareholders must be given no later than 20 days before the date on which it is held and notice of a General Meeting of Shareholders the agenda of which includes reorganization of the Company – no later than 30 days before the date it is held. In the event that the proposed agenda of an extraordinary general meeting includes the issue of election of the Company Board of Directors, the notice of the extraordinary general meeting of shareholders shall be given not later than 50 days before the meeting. A notice of the general meeting of shareholders shall be given in the form provided for by effective legislation of the Russian Federation and the Company Charter, according to the procedure defined by the Board of Directors.	**Notice of a General Meeting of Shareholders must be given no later than 30 days before the date on which it is held.** **In the event that the proposed agenda of an extraordinary general meeting includes the issue of election of the Company Board of Directors, the notice of the extraordinary general meeting of shareholders shall be given not later than 50 days before the meeting.** **In the event that an extraordinary general meeting of shareholders is convened at the request of the Company's Audit Commission, the Company's auditor or a shareholder (shareholders) owning on aggregate at least 10 per cent of the Company voting shares, the notice of the extraordinary general meeting of shareholders shall be given not later than 20 days before the meeting.** **A *notice of the general meeting of* shareholders shall be given in the form provided for by effective legislation of the Russian Federation and the Company Charter, according to the procedure defined by the Board of Directors.**

CENTER TELECOM

To agenda item 9

AMENDMENTS AND ADDITIONS TO THE REGULATIONS ON THE AUDIT COMMISSION OF JSC CENTERTELECOM

1.	**Article 4. Duties of members of the Audit Commission. Responsibilities of members of the Audit Commission.**	
	Item 4.1.Members of the Audit Commission shall:	
	-	**4.1.5. timely provide information to the Company according to requirements of applicable law, including notifications given to the Company in writing of his/her affiliation and changes therein, ownership of the Company securities, on intention to strike deals involving the Company securities or securities of its daughter (affiliated) companies, and disclose information on the deals involving such securities closed by them.**

CENTER TELECOM

To agenda item 10

Recommendations of the Board of Directors on item 10 of the agenda of the annual general meeting of shareholders
Determination of the amount of the annual remuneration of members of the Company Board of Directors

Recommend to the annual general meeting of shareholders approving the following norms (percentage) of allocations to calculate the annual remunerations of members of the Board of Directors:

- the amount of 0.11% of EBITDA according to financial statements of the Company for 2005 in accordance with the International Accounting Standards;
- the amount of 0.25% of the Company net profit allocated for dividend payments according to results of 2005.

CENTER TELECOM

EXPLANATIONS to agenda item 11
Termination of the Company's membership in not-for-profit organizations

---

The Board of Directors of JSC CenterTelecom by its resolution (Meeting minutes #10 of September 28, 2004) approved the general guidelines of reorganization of the Company's daughter and affiliated organizations that envisages termination of the Company participation in a number of not-for-profit organizations.

Association of joint-stock telecommunications companies of the Central Russia

The association was founded in 1995 in order to optimized interworking of telecom operators in the Central Russia. The goals of JSC CenterTelecom's membership in the association were participation in the development of new organizational forms of managing telecommunications companies, establishment of executive training system, training of top experts and specialists and other employees, facilitation of government initiative implementation aimed at the development of telecommunications systems in the Central Russia.

In 2002 telecommunications operators in the Central region were merged and united with JSC CenterTelecom. Thus the goals of the Company membership the association can be achieved at the level of JSC CenterTelecom. Thus, it is advisable to terminate the Company's membership in the association.

Association of Paging Operators

JSC CenterTelecom is a member of the association as the legal successor of JSC Ivtelecom taken over by the Company in 2002.

The goal of the Company participation in the association is facilitating development of paging. During the Company participation in the association the goal was achieved. Currently, there is a clear lack of demand for paging services in Russia. Evidently, it is unreasonable to continue the Company's membership in this association.

Association of operators of CDMA networks

The goals of the Company membership in the association are: coordination of business activities, protection of interests of operators offering telecommunications services using CDMA, interworking with manufacturers of CDMA equipment and systems. During its activity the association managed to consolidate efforts of operator deploying and operating radiotelephone networks using Code Division Multiple Access (CDMA) technology.

Currently the association has virtually ceased its operations. Thus, it is reasonable to terminate the Company's membership in the association.

International association MART

The purpose of the association activities is offering information and technical assistance to members of the association and regional cable TV and on-air broadcasting companies. The association has failed to accomplish the declared purpose. Currently the association has virtually ceased its operations. It is reasonable to terminate the Company's membership in the association.

Association of operators of federal business service ISKRA

Over 80 telecommunications operators in Moscow and the Moscow region, Central Federal District, the Astarkhan', Novosibirsk, Kemerovo, Kaliningrad, Stavropol', Krasnoyarsk regions, Karelia, Samara, Ulyanovsk are members of the association.

The goals of JSC CenterTelecom participation in the association are facilitating development of the Interconnected Telecommunications Network of Russia, implementation of the locally produced and foreign made equipment and software to improve the quality of service of business service network Iskra.

Meanwhile there are no significant technological advantages in service provision using the Iskra network. JSC CenterTelecom owning high performance digital networks is able to independently offer quality telecommunications services. To continue JSC CenterTelecom's membership in the association seems unreasonable.

Bryansk regional association of industrial and commercial enterprises (employers)

The association was established in 1991. JSC CenterTelecom is a member as the legal successor of JSC Bryansksvyazinform merged with the Company in 2002.

The goals of JSC CenterTelecom participation in the association activities are improvement of efficiency and protection of interests of commercial and industrial enterprises of the Bryansk region, consolidation and coordination of efforts of the regional employers in addressing issues of economic development, creation of conditions conducive for accelerated development and implementation of achievement of sciences and technology by businesses in the region.

The declared goals are fulfilled.

Volga regional association of telecommunications and IT engineers TELEINFO

The purposes of JSC CenterTelecom participation are education and training of the young, and experts and specialists, upgrade and installation of digital exchanges and their technical maintenance, cooperation with a scientific and practical magazine Telecommunications field of regions, implementation of technology innovations within the framework of training programs.

Currently the declared goals are fulfilled, so it is reasonable to terminate the Company's membership in the association.

Union of industrialists and entrepreneurs of the Ivanovo region (Ivanovo regional division of the Russian Union of Industrialists and Entrepreneurs (Employers)

The union was created in 1992. The key objectives of the union activities are support of business activity of entrepreneurs and enterprises of the Ivanovo region, facilitation of economic and scientific and technological development of the region, putting in place an efficient social partnership system, making proposals for a review by executive and legislative bodies of the Ivanovo region and the Russian Federation in the field of optimization of the economic policies being pursued, accumulating resources for funding special purpose programs and charity activity.

Currently however, the union activities are irregular and rather sporadic. From time to time the union provides aid to development projects in the Ivanovo region. Given these facts, it is reasonable to terminate the Company's membership in the union.

Association of operators of federal NMT-450 cellular network

JSC CenterTelecom is a member of the association as the legal successor of JSC Yartelecom that participated in the association since 1995 and merged with the Company in 2002.

After Yartelecom was joined to JSC CenterTelecom a general meeting of members of the association decided to deem Yartelecom quitting the association as it lost the legal entity status. The decision fails to comply with provisions of Federal Law #7-FZ of January 12, 1996 On not-for-organizations and the association charter.

At the same time the only cellular NMT-450 assets of JSC CenterTelecom – 1.21 shares of ZAO Cellular Communications of Chernozemie (Black-soil area) shall be sold before the end of 2005.

Given the above, it is reasonable to terminate JSC CenterTelecom's membership in the association.

Union of manufacturers and customers of telecommunications equipment

The Union of manufacturers and customers of telecommunications equipment was created in 1999. The main objectives of the union activities are:

- uniting efforts and interests of local enterprise and joint ventures developing telecommunications equipment and manufacturers, suppliers of technical means;
- concentration of efforts of local organizations developing telecommunications equipment and joint ventures, manufactures and customers purchasing telecommunications equipment in order to create favorable condition for successful competition with foreign providers in Russia, and improvement of efficiency of implementation of the scientific and technical policies in the telecommunications industry.

Currently however JSC CenterTelecom has virtually ceased interworking with the union and uses both locally manufactured and foreign made equipment. Being a public company JSC CenterTelecom would not publicly support any specific supplier, as this would reduce efficiency of marker mechanisms in the course of holding tenders for suppliers and manufacturers, efficiency of the technical policies. Thus, it is reasonable to terminate JSC CenterTelecom's membership in the union.

According to item 18 subclause 13.2 of the Charter of JSC CenterTelecom making decision on the Company's membership in associations and unions is referred to the powers of the general meetings of shareholders, while approval of the agenda of shareholders' meeting is the competence of the Board of Directors (item 4, subclause 14.4 of the Charter). On May 26, 2005 the Company's Board of Directors at its meeting (Minutes of May 26, 2005) passed a resolution to recommend to the general meeting of shareholders making a decision to terminate JSC CenterTelecom's participation in the following not-for-profit organizations:

- Association of joint-stock telecommunications companies of the Central Russia
- Association of Paging Operators
- Association of operators of CDMA networks
- International association MART
- Association of operators of federal business service ISKRA
- Bryansk regional association of industrial and commercial enterprises (employers)
- Volga regional association of telecommunications and IT engineers TELEINFO
- Union of industrialists and entrepreneurs of the Ivanovo region (Ivanovo regional division of the Russian Union of Industrialists and Entrepreneurs (Employers)
- Association of operators of federal NMT-450 cellular network
- Union of manufacturers and customers of telecommunications equipment

Additionally, the Corporate Governance Committee confirmed that it is necessary to terminate JSC CenterTelecom participation in the listed not-for-profit organizations.

Thus, in order to terminate JSC CenterTelecom participation in the listed not-for-profit organizations it is required that the general meeting of shareholders pass a resolution to terminate JSC CenterTelecom participation in the following not-for-profit organizations:

- Association of joint-stock telecommunications companies of the Central Russia
- Association of Paging Operators
- Association of operators of CDMA networks
- International association MART
- Association of operators of federal business service ISKRA
- Bryansk regional association of industrial and commercial enterprises (employers)
- Volga regional association of telecommunications and IT engineers TELEINFO
- Union of industrialists and entrepreneurs of the Ivanovo region (Ivanovo regional division of the Russian Union of Industrialists and Entrepreneurs (Employers)

- Association of operators of federal NMT-450 cellular network
- Union of manufacturers and customers of telecommunications equipment

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

Domiciled at:	23 Proletarskaya Street, Khimki, the Moscow region, 141400, Russia
Form of conducting the meeting	joint attendance of shareholders with provision of ballot papers for voting prior to the meeting
The meeting date	June 30, 2005
The meeting venue	Theater of the Russian Army, 2 Suvorovskaya Square, Moscow, Russia
Registration starts at:	8.00 am
The meeting commences at:	10.00 am
Mailing address to send completed ballot papers:	6 Degtiarny Per., Building 2, Moscow, GSP-3, 125993, Russia

BALLOT PAPER #1 FOR VOTING ON ITEM 1 OF THE MEETING AGENDA

Approval of the annual report, annual financial statements, including profit and loss account (income statement) of the Company, and distribution of profit, including payment (declaration) of dividends, and loss of the Company according to results of the reporting (2004) financial year.

Shareholder ______________________________

Individual code:

Number of voting shares: Number of votes:

Resolution: **1. To approve the annual report, annual financial statements, including profit and loss account (income statement) of the Company, and distribution of profit, including payment (declaration) of dividends, and loss of the Company according to results of the reporting (2004) financial year**

bar code **FOR** ( )

bar code **AGAINST** ( )

bar code **ABSTAIN** ( )

2. To pay dividends according to results of the financial year of 2004 as follows:

- 0.0756115 rubles per one preference class A share in cash funds before August 29, 2005.

bar code **FOR** ( )

bar code **AGAINST** ( )

bar code **ABSTAIN** ( )

- 0.0630084 rubles per one ordinary share in cash funds before December 31, 2005.

bar code **FOR** ( )

bar code **AGAINST** ( )

bar code **ABSTAIN** ( )

<u>Only one voting option should be left uncrossed</u>, except voting pursuant to instructions of persons who acquired shares after the list of persons eligible for participation in the meeting was compiled, or pursuant to instructions of owners of depositary securities.

Signature of the shareholder or his/her representative

The ballot paper must be signed by the shareholder or his/her authorized representative.
Unwanted voting options should be crossed out in one of the following ways:

or

If **more than one voting option** is left in the ballot, the fields to be filled with vote numbers cast for each voting option shall be filled with the number of votes cast for each relevant voting option with a note, that voting was according to orders issued by purchasers of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting, and/or pursuant to instructions of holders of depositary securities.

A person voting by a power of attorney issued with respect of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting, in the field opposite the voting option left as valid should specify the number of votes cast for the remaining voting option and make a note to the effect that the voting was under a power of attorney issued with respect of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting.

If after the date of compiling the list of persons entitled to take part in the general meeting not all the shares were transferred, the voters should fill the field to be filled with the number of votes, opposite the voting option left as valid, with the number of votes cast for the remaining voting option and make a note to the effect that a part of shares was transferred after the date of compiling the list of persons entitled to take part in the general meeting. If voting orders of purchasers of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting were received with respect to such shares coinciding with the voting option left in the ballot such votes should be summed together.

The record date (the date of compiling the list of persons entitled to take part in the general meeting) is May 13, 2005.

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

Domiciled at:	23 Proletarskaya Street, Khimki, the Moscow region, 141400, Russia
Form of conducting the meeting	joint attendance of shareholders with provision of ballot papers for voting prior to the meeting
The meeting date	June 30, 2005
The meeting venue	Theater of the Russian Army, 2 Suvorovskaya Square, Moscow, Russia
Registration starts at:	8.00 am
The meeting commences at:	10.00 am
Mailing address to send completed ballot papers:	6 Degtiarny Per., Building 2, Moscow, GSP-3, 125993, Russia

BALLOT PAPER #2 FOR VOTING ON ITEM 2 OF THE MEETING AGENDA

Election of members of the Company Board of Directors

Shareholder ______________________________

Individual code:

Number of voting shares

Number of votes:

Number of candidates: 25

Number of members of the Board of Directors 11

Resolution: **To elect the following members of the Board of Directors:**

bar-code	FOR	[ ]
bar-code	**AGAINST all candidates**	[ ]
bar-code	**ABSTAIN for all candidates**	[ ]

Only one voting option should be left uncrossed, except voting pursuant to instructions of persons who acquired shares after the list of persons eligible for participation in the meeting was compiled, or pursuant to instructions of owners of depositary securities.

Candidate's name, second name, surname	Title	Number of FOR votes
Ruben Andronikovich Amaryan	General Director, JSC CenterTelecom	
Stanislav Petrosovich Avdiants	Executive Director, Director of Economic and Tariff Policies Department, JSC Svyazinvest	
Boris Dmitrievich Antonyuk	Deputy Minister of Information Technologies and Communications of the Russian Federation	
Andrey Vladimirovich Beskorovainy	Deputy Head of the Federal Communications Agency	
Aleksander Markovich Branis	Director, Prosperity Capital Management	
Stanislav Grachevich Vartanyan	Executive Director, Investor Protection Association	
Anatoliy Anatolievich Gavrilenko	General Director, Private JSC Lider, trust management company for Non-government Pension Fund Gasfond	
Alexander Pavlovich Gribov	Deputy Head of Department, Russian Federal Property Fund	
Valeriy Viktorovich Degtyarev	General Director, Private JSC Professional Telecommunications	
Ivan Valentinovich Deryabin	First Deputy General Director, Private JSC Financial Company Interfin Trade	
Alexander Vyacheslavovich Ikonnikov	Chairman of the Management Board, Independent Director Association	
Aleksey Olegovich Karpentsev	General Director, Private JSC Financial Company Interfin Trade	
Alexander Nikolaevich Kiselev	Assistant to the Minister of Information Technologies and Communications of the Russian Federation	
Valdimir Fedorovich Korol'kov	Private Entrepreneur	
Sergey Ivanovich Kuznetsov	First Deputy General Director, JSC Svyazinvest	
Vladimir Ivanovich Lokhtin	Executive Director, Director of Capital Investment Management Department, JSC Svyazinvest	
Ivan Nikolaevich Mazalov	Director, Prosperity Capital Management	
Dmitriy Alexandrovich Milovantsev	Deputy Minister of Information Technologies and Communications of the Russian Federation	
Aleksey Borisovich Panteleev	Vice-Governor of the Moscow region	
Vladimir Anatolievich Statyin	General Director, Not-for-profit Partnership Association for Protection of Interests of Shareholders of Enterprises and Organizations (OPIAK)	
Grigoriy Moiseevich Finger	Executive Director, Moscow representative office of NCH Advisors, Inc.	
Nadezhda Valentinovna Filippova	Executive Director, Director of Human Resource Management Department, JSC Svyazinvest	
Alexander Andreevich Khandruev	First Vice-President, Association of Regional Banks of Russia	
Evgeniy Alexandrovich Chechelnitskiy	Deputy Head of the Federal Service for Supervision in Communications	
Valeriy Nikolaevich Yashin	General Director, JSC Svyazinvest	

Signature of the shareholder or his/her representative ______________________

The ballot paper must be signed by the shareholder or his/her authorized representative

Members of the Board of Directors are elected by cumulative voting.

Under cumulative voting the number of votes entitled to each shareholder is multiplied by the number of directors to be elected to the Board of Directors, i.e. 11 members, and a shareholder is entitled to give all his/her votes for one nominee, or distribute them between two or more candidates.

A fractional part of a vote resulting from multiplication of the number of votes belonging to a shareholder – owner of a fractional share, by the number of persons to be elected to the Board of Directors, can be cast for one nominee only.

Nominees for whom the largest numbers of votes are cast shall be deemed elected to the Board of Directors.

If **more than one voting option** is left in the ballot, the fields to be filled with vote numbers cast for each voting option shall be filled with the number of votes cast for each relevant voting option with a note, that voting was according to orders issued by purchasers of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting, and/or pursuant to instruction of holders of depositary securities.

A person voting by a power of attorney issued with respect of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting, in the field opposite the voting option left as valid should specify the number of votes cast for the remaining voting option and make a note to the effect that the voting was under a power of attorney issued with respect of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting.

If after the date of compiling the list of persons entitled to take part in the general meeting not all the shares were transferred, the voters should fill the field to be filled with the number of votes, opposite the voting option left as valid, with the number of votes cast for the remaining voting option and make a note to the effect that a part of shares was transferred after the date of compiling the list of persons entitled to take part in the general meeting. If voting orders of purchasers of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting were received with respect to such shares coinciding with the voting option left in the ballot such votes should be summed together.

The record date (the date of compiling the list of persons entitled to take part in the general meeting) is May 13, 2005.

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

.niciled at:	23 Proletarskaya Street, Khimki, the Moscow region, 141400, Russia
orm of conducting the meeting	joint attendance of shareholders with provision of ballot papers for voting prior to the meeting
The meeting date	June 30, 2005
The meeting venue	Theater of the Russian Army, 2 Suvorovskaya Square, Moscow, Russia
Registration starts at:	8.00 am
The meeting commences at:	10.00 am
Mailing address to send completed ballot papers:	6 Degtiarny Per., Building 2, Moscow, GSP-3, 125993, Russia

BALLOT PAPER #3 FOR VOTING ON ITEM 3 OF THE MEETING AGENDA

Election of members of the Audit Commission of the Company

Shareholder ____

ndividual code: bar-code

umber of voting shares: Number of votes:

Resolution: To elect the following members of the Audit Commission

name, second name, surname of the candidate	voting options					
Konstantin Vladimirovich Belyaev, Deputy General Director, JSC Svyazinvest	FOR	[ ]	AGAINST	[ ]	ABSTAIN	[ ]
Svetlana Nikolaevna Bocharova, Head of Unit, Accounting Department, JSC Svyazinvest	FOR	[ ]	AGAINST	[ ]	ABSTAIN	[ ]
Lyudmila Vasilievna Buryanova, First Deputy Chief Accountant, Director of Tax and Corporate Accounting and Reporting Department, JSC CenterTelecom	FOR	[ ]	AGAINST	[ ]	ABSTAIN	[ ]
Valentina Fedorovna Veremyanina, Head of Unit, Legal Department, JSC Svyazinvest	FOR	[ ]	AGAINST	[ ]	ABSTAIN	[ ]
Yaroslav Yurievich Murashkin, Chief Expert, Economic Planning and Budgeting Department, JSC Svyazinvest	FOR	[ ]	AGAINST	[ ]	ABSTAIN	[ ]
Oksana Valerievna Petrova, Deputy Chief of Unit, Corporate Governance Department, JSC Svyazinvest	FOR	[ ]	AGAINST	[ ]	ABSTAIN	[ ]
Ilya Vladimirovich Ponomarev, Head of Unit, Economic Planning and Budgeting Department, JSC Svyazinvest	FOR	[ ]	AGAINST	[ ]	ABSTAIN	[ ]
Svetlana Pavlovna Sinadskaya, Head of Unit, Economic and Tariff Policies Department, JSC Svyazinvest	FOR	[ ]	AGAINST	[ ]	ABSTAIN	[ ]

For each candidate only one voting option should be left uncrossed, except voting pursuant to instructions of persons who acquired shares after the list of persons eligible for participation in the meeting was compiled, or pursuant to instructions of owners of depositary securities.

The number of the voting option "FOR" left uncrossed should not be more than 7.

Signature of the shareholder or his/her representative ____________________

The ballot paper must be signed by the shareholder or his/her authorized representative.
Unwanted voting options should be crossed out in one of the following ways:

[X-crossed box] or [box struck through with a line]

If **more than one voting option** is left in the ballot, the fields to be filled with vote numbers cast for each voting option shall be filled with the number of votes cast for each relevant voting option with a note, that voting was according to orders issued by purchasers of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting, and/or pursuant to instructions of holders of depositary securities.

A person voting by a power of attorney issued with respect of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting, in the field opposite the voting option left as valid should specify the number of votes cast for the remaining voting option and make a note to the effect that the voting was under a power of attorney issued with respect of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting.

If after the date of compiling the list of persons entitled to take part in the general meeting not all the shares were transferred, the voters should fill the field to be filled with the number of votes, opposite the voting option left as valid, with the number of votes cast for the remaining voting option and make a note to the effect that a part of shares was transferred after the date of compiling the list of persons entitled to take part in the general meeting. If voting orders of purchasers of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting were received with respect to such shares coinciding with the voting option left in the ballot such votes should be summed together.

The record date (the date of compiling the list of persons entitled to take part in the general meeting) is May 13, 2005.

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

Domiciled at:	23 Proletarskaya Street, Khimki, the Moscow region, 141400, Russia
Form of conducting the meeting	joint attendance of shareholders with provision of ballot papers for voting prior to the meeting
The meeting date	June 30, 2005
The meeting venue	Theater of the Russian Army, 2 Suvorovskaya Square, Moscow, Russia
Registration starts at:	8.00 am
The meeting commences at:	10.00 am
Mailing address to send completed ballot papers:	6 Degtiarny Per., Building 2, Moscow, GSP-3, 125993, Russia

BALLOT PAPER #4 FOR VOTING ON ITEM 4 OF THE MEETING AGENDA

Approval of the Company's Auditor for 2005.

Shareholder

Individual code:

Number of voting shares: Number of votes:

Resolution: To approve Ernst&Young LLC as the Company's auditor for 2005

bar-code	**FOR**	[ ]
bar-code	**AGAINST**	[ ]
bar-code	**ABSTAIN**	[ ]

Only one voting option should be left uncrossed, except voting pursuant to instructions of persons who acquired shares after the list of persons eligible for participation in the meeting was compiled, or pursuant to instructions of owners of depositary securities.

Signature of the shareholder or his/her representative

The ballot paper must be signed by the shareholder or his/her authorized representative.

Unwanted voting options should be crossed out in one of the following ways:

or

If **more than one voting option** is left in the ballot, the fields to be filled with vote numbers cast for each voting option shall be filled with the number of votes cast for each relevant voting option with a note, that voting was according to orders issued by purchasers of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting, and/or pursuant to instructions of holders of depositary securities.

A person voting by a power of attorney issued with respect of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting, in the field opposite the voting option left as valid should specify the number of votes cast for the remaining voting option and make a note to the effect that the voting was under a power of

attorney issued with respect of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting.

If after the date of compiling the list of persons entitled to take part in the general meeting not all the shares were transferred, the voters should fill the field to be filled with the number of votes, opposite the voting option left as valid, with the number of votes cast for the remaining voting option and make a note to the effect that a part of shares was transferred after the date of compiling the list of persons entitled to take part in the general meeting. If voting orders of purchasers of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting were received with respect to such shares coinciding with the voting option left in the ballot such votes should be summed together.

The record date (the date of compiling the list of persons entitled to take part in the general meeting) is May 13, 2005.

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

Domiciled at:	23 Proletarskaya Street, Khimki, the Moscow region, 141400, Russia
Form of conducting the meeting	joint attendance of shareholders with provision of ballot papers for voting prior to the meeting
The meeting date	June 30, 2005
The meeting venue	Theater of the Russian Army, 2 Suvorovskaya Square, Moscow, Russia
Registration starts at:	8.00 am
The meeting commences at:	10.00 am
Mailing address to send completed ballot papers:	6 Degtiarny Per., Building 2, Moscow, GSP-3, 125993, Russia

BALLOT PAPER #5 FOR VOTING ON ITEM 5 OF THE MEETING AGENDA

Introduction of amendments and additions to the Company's Charter. Approval of the new issue of the Charter taking into account the introduced amendments and additions

Shareholder ______________________________

Individual code:

Number of voting shares: Number of votes:

Resolution: 1. To make amendments and additions to the Company's Charter according to Annex 1.

bar code FOR [ ]

bar code AGAINST [ ]

bar code ABSTAIN [ ]

2. To make amendments and additions to the Company's Charter according to Annex 2.

bar code FOR [ ]

bar code AGAINST [ ]

bar code ABSTAIN [ ]

3. To approve the new issue of the Company's Charter taking into account the introduced amendments and changes.

bar code FOR [ ]

bar code AGAINST [ ]

bar code ABSTAIN [ ]

Only one voting option should be left uncrossed, except voting pursuant to instructions of persons who acquired shares after the list of persons eligible for participation in the meeting was compiled, or pursuant to instructions of owners of depositary securities.

Signature of the shareholder or his/her representative [ ]

The ballot paper must be signed by the shareholder or his/her authorized representative.
Unwanted voting options should be crossed out in one of the following ways:

or

If **more than one voting option** is left in the ballot, the fields to be filled with vote numbers cast for each voting option shall be filled with the number of votes cast for each relevant voting option with a note, that voting was according to

orders issued by purchasers of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting, and/or pursuant to instructions of holders of depositary securities.

A person voting by a power of attorney issued with respect of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting, in the field opposite the voting option left as valid should specify the number of votes cast for the remaining voting option and make a note to the effect that the voting was under a power of attorney issued with respect of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting.

If after the date of compiling the list of persons entitled to take part in the general meeting not all the shares were transferred, the voters should fill the field to be filled with the number of votes, opposite the voting option left as valid, with the number of votes cast for the remaining voting option and make a note to the effect that a part of shares was transferred after the date of compiling the list of persons entitled to take part in the general meeting. If voting orders of purchasers of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting were received with respect to such shares coinciding with the voting option left in the ballot such votes should be summed together.

The record date (the date of compiling the list of persons entitled to take part in the general meeting) is May 13, 2005.

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

Domiciled at:	23 Proletarskaya Street, Khimki, the Moscow region, 141400, Russia
Form of conducting the meeting	joint attendance of shareholders with provision of ballot papers for voting prior to the meeting
The meeting date	June 30, 2005
The meeting venue	Theater of the Russian Army, 2 Suvorovskaya Square, Moscow, Russia
Registration starts at:	8.00 am
The meeting commences at:	10.00 am
Mailing address to send completed ballot papers:	6 Degtiarny Per., Building 2, Moscow, GSP-3, 125993, Russia

BALLOT PAPER #6 FOR VOTING ON ITEM 6 OF THE MEETING AGENDA

Introduction of amendments and additions to the regulations on the Board of Directors of the Company.

Shareholder ____________________

Individual code:

Number of voting shares: Number of votes:

Resolution: **To make amendments and additions to the regulations on the Board of Directors of the Company.**

bar code	**FOR**	( )
bar code	**AGAINST**	( )
bar code	**ABSTAIN**	( )

Only one voting option should be left uncrossed, except voting pursuant to instructions of persons who acquired shares after the list of persons eligible for participation in the meeting was compiled, or pursuant to instructions of owners of depositary securities.

Signature of the shareholder or his/her representative

The ballot paper must be signed by the shareholder or his/her authorized representative.
Unwanted voting options should be crossed out in one of the following ways:

or

If **more than one voting option** is left in the ballot, the fields to be filled with vote numbers cast for each voting option shall be filled with the number of votes cast for each relevant voting option with a note, that voting was according to orders issued by purchasers of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting, and/or pursuant to instructions of holders of depositary securities.

A person voting by a power of attorney issued with respect of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting, in the field opposite the voting option left as valid should specify the number of votes cast for the remaining voting option and make a note to the effect that the voting was under a power of attorney issued with respect of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting.

If after the date of compiling the list of persons entitled to take part in the general meeting not all the shares were transferred, the voters should fill the field to be filled with the number of votes, opposite the voting option left as valid, with the number of votes cast for the remaining voting option and make a note to the effect that a part of shares was transferred after the date of compiling the list of persons entitled to take part in the general meeting. If voting orders of purchasers of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting were received with respect to such shares coinciding with the voting option left in the ballot such votes should be summed together.

The record date (the date of compiling the list of persons entitled to take part in the general meeting) is May 13, 2005.

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

Domiciled at:	23 Proletarskaya Street, Khimki, the Moscow region, 141400, Russia
Form of conducting the meeting	joint attendance of shareholders with provision of ballot papers for voting prior to the meeting
The meeting date	June 30, 2005
The meeting venue	Theater of the Russian Army, 2 Suvorovskaya Square, Moscow, Russia
Registration starts at:	8.00 am
The meeting commences at:	10.00 am
Mailing address to send completed ballot papers:	6 Degtiarny Per., Building 2, Moscow, GSP-3, 125993, Russia

SEC MAIL RECEIVED PROCESSING JUN 10 2005 WASH, D.C. 192 SECTION

BALLOT PAPER #7 FOR VOTING ON ITEM 7 OF THE MEETING AGENDA

Introduction of amendments and additions to the regulations on the Management Board of the Company.

Shareholder

Individual code:

Number of voting shares:

Number of votes:

Resolution: **To make amendments and additions to the regulations on the Management Board of the Company.**

bar code	**FOR**	( )
bar code	**AGAINST**	( )
bar code	**ABSTAIN**	( )

<u>Only one voting option should be left uncrossed</u>, except voting pursuant to instructions of persons who acquired shares after the list of persons eligible for participation in the meeting was compiled, or pursuant to instructions of owners of depositary securities.

Signature of the shareholder or his/her representative

The ballot paper must be signed by the shareholder or his/her authorized representative. Unwanted voting options should be crossed out in one of the following ways:



or



If **more than one voting option** is left in the ballot, the fields to be filled with vote numbers cast for each voting option shall be filled with the number of votes cast for each relevant voting option with a note, that voting was according to orders issued by purchasers of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting, and/or pursuant to instructions of holders of depositary securities.

A person voting by a power of attorney issued with respect of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting, in the field opposite the voting option left as valid should specify the number of votes cast for the remaining voting option and make a note to the effect that the voting was under a power of attorney issued with respect of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting.

If after the date of compiling the list of persons entitled to take part in the general meeting not all the shares were transferred, the voters should fill the field to be filled with the number of votes, opposite the voting option left as valid, with the number of votes cast for the remaining voting option and make a note to the effect that a part of shares was transferred after the date of compiling the list of persons entitled to take part in the general meeting. If voting orders of purchasers of shares

... should be summed together.

The record date (the date of compiling the list of persons entitled to take part in the general meeting) is May 13, 2005.

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

Domiciled at:	23 Proletarskaya Street, Khimki, the Moscow region, 141400, Russia
Form of conducting the meeting	joint attendance of shareholders with provision of ballot papers for voting prior to the meeting
The meeting date	June 30, 2005
The meeting venue	Theater of the Russian Army, 2 Suvorovskaya Square, Moscow, Russia
Registration starts at:	8.00 am
The meeting commences at:	10.00 am
Mailing address to send completed ballot papers:	6 Degtiarny Per., Building 2, Moscow, GSP-3, 125993, Russia

BALLOT PAPER #8 FOR VOTING ON ITEM 8 OF THE MEETING AGENDA

Introduction of amendments and additions to the regulations on the general meetings of shareholders of the Company.

Shareholder

Individual code:

Number of voting shares: Number of votes:

Resolution: To make amendments and additions to the regulations on the general meetings of shareholders of the Company.

bar code	**FOR**	( )
bar code	**AGAINST**	( )
bar code	**ABSTAIN**	( )

Only one voting option should be left uncrossed, except voting pursuant to instructions of persons who acquired shares after the list of persons eligible for participation in the meeting was compiled, or pursuant to instructions of owners of depositary securities.

Signature of the shareholder or his/her representative

The ballot paper must be signed by the shareholder or his/her authorized representative. Unwanted voting options should be crossed out in one of the following ways:

[X] or [—]

If **more than one voting option** is left in the ballot, the fields to be filled with vote numbers cast for each voting option shall be filled with the number of votes cast for each relevant voting option with a note, that voting was according to orders issued by purchasers of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting, and/or pursuant to instructions of holders of depositary securities.

A person voting by a power of attorney issued with respect of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting, in the field opposite the voting option left as valid should specify the number of votes cast for the remaining voting option and make a note to the effect that the voting was under a power of attorney issued with respect of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting.

If after the date of compiling the list of persons entitled to take part in the general meeting not all the shares were transferred, the voters should fill the field to be filled with the number of votes, opposite the voting option left as valid, with the number of votes cast for the remaining voting option and make a note to the effect that a part of shares was transferred after the date of compiling the list of persons entitled to take part in the general meeting. If voting orders of purchasers of shares

The record date (the date of compiling the list of persons entitled to take part in the general meeting) is May 13, 2005.

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

Domiciled at:	23 Proletarskaya Street, Khimki, the Moscow region, 141400, Russia
Form of conducting the meeting	joint attendance of shareholders with provision of ballot papers for voting prior to the meeting
The meeting date	June 30, 2005
The meeting venue	Theater of the Russian Army, 2 Suvorovskaya Square, Moscow, Russia
Registration starts at:	8.00 am
The meeting commences at:	10.00 am
Mailing address to send completed ballot papers:	6 Degtiarny Per., Building 2, Moscow, GSP-3, 125993, Russia

BALLOT PAPER #9 FOR VOTING ON ITEM 9 OF THE MEETING AGENDA

Introduction of amendments and additions to the regulations on the Audit Commission of the Company.

Shareholder

Individual code:

Number of voting shares:

Number of votes:

Resolution: **To make amendments and additions to the regulations on the Audit Commission of the Company.**

bar code	**FOR**	( )
bar code	**AGAINST**	( )
bar code	**ABSTAIN**	( )

<u>Only one voting option should be left uncrossed</u>, except voting pursuant to instructions of persons who acquired shares after the list of persons eligible for participation in the meeting was compiled, or pursuant to instructions of owners of depositary securities.

Signature of the shareholder or his/her representative

The ballot paper must be signed by the shareholder or his/her authorized representative. Unwanted voting options should be crossed out in one of the following ways:

or

If **more than one voting option** is left in the ballot, the fields to be filled with vote numbers cast for each voting option shall be filled with the number of votes cast for each relevant voting option with a note, that voting was according to orders issued by purchasers of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting, and/or pursuant to instructions of holders of depositary securities.

A person voting by a power of attorney issued with respect of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting, in the field opposite the voting option left as valid should specify the number of votes cast for the remaining voting option and make a note to the effect that the voting was under a power of attorney issued with respect of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting.

If after the date of compiling the list of persons entitled to take part in the general meeting not all the shares were transferred, the voters should fill the field to be filled with the number of votes, opposite the voting option left as valid, with the number of votes cast for the remaining voting option and make a note to the effect that a part of shares was transferred after the date of compiling the list of persons entitled to take part in the general meeting. If voting orders of purchasers of shares

The record date (the date of compiling the list of persons entitled to take part in the general meeting) is May 13, 2005.

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

Domiciled at:	23 Proletarskaya Street, Khimki, the Moscow region, 141400, Russia
Form of conducting the meeting	joint attendance of shareholders with provision of ballot papers for voting prior to the meeting
The meeting date	June 30, 2005
The meeting venue	Theater of the Russian Army, 2 Suvorovskaya Square, Moscow, Russia
Registration starts at:	8.00 am
The meeting commences at:	10.00 am
Mailing address to send completed ballot papers:	6 Degtiarny Per., Building 2, Moscow, GSP-3, 125993, Russia

SEC MAIL PROCESSING RECEIVED JUN 10 2005 WASH, D.C. 192 SECTION

BALLOT PAPER #10 FOR VOTING ON ITEM 10 OF THE MEETING AGENDA

Determination of the amount of the annual remuneration of members of the Company Board of Directors.

Shareholder ______________________________

Individual code:

Number of voting shares: Number of votes:

Resolution: **To approve the following norms (percentage) of allocations to calculate the annual remunerations of members of the Board of Directors:**

- the amount of 0.11% of EBITDA according to financial statements of the Company for 2005 in accordance with the International Accounting Standards;
- the amount of 0.25% of the Company net profit allocated for dividend payments according to results of 2005.

bar code	**FOR**	( )
bar code	**AGAINST**	( )
bar code	**ABSTAIN**	( )

<u>Only one voting option should be left uncrossed</u>, except voting pursuant to instructions of persons who acquired shares after the list of persons eligible for participation in the meeting was compiled, or pursuant to instructions of owners of depositary securities.

Signature of the shareholder or his/her representative ______________________________

The ballot paper must be signed by the shareholder or his/her authorized representative.
Unwanted voting options should be crossed out in one of the following ways:

[X] or [—]

If **more than one voting option** is left in the ballot, the fields to be filled with vote numbers cast for each voting option shall be filled with the number of votes cast for each relevant voting option with a note, that voting was according to orders issued by purchasers of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting, and/or pursuant to instructions of holders of depositary securities.

A person voting by a power of attorney issued with respect of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting, in the field opposite the voting option left as valid should specify the number of votes cast for the remaining voting option and make a note to the effect that the voting was under a power of attorney issued with respect of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting.

If after the date of compiling the list of persons entitled to take part in the general meeting not all the shares were transferred, the voters should fill the field to be filled with the number of votes, opposite the voting option left as valid, with the number of votes cast for the remaining voting option and make a note to the effect that a part of shares was transferred after the date of compiling the list of persons entitled to take part in the general meeting. If voting orders of purchasers of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting were received with respect to such shares coinciding with the voting option left in the ballot such votes should be summed together.

The record date (the date of compiling the list of persons entitled to take part in the general meeting) is May 13, 2005.

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

Domiciled at:	23 Proletarskaya Street, Khimki, the Moscow region, 141400, Russia
Form of conducting the meeting	joint attendance of shareholders with provision of ballot papers for voting prior to the meeting
The meeting date	June 30, 2005
The meeting venue	Theater of the Russian Army, 2 Suvorovskaya Square, Moscow, Russia
Registration starts at:	8.00 am
The meeting commences at:	10.00 am
Mailing address to send completed ballot papers:	6 Degtiarny Per., Building 2, Moscow, GSP-3, 125993, Russia

SEC MAIL PROCESSING SECTION RECEIVED JUN 10 2005 WASHINGTON, D.C. 192

BALLOT PAPER #11 FOR VOTING ON ITEM 11 OF THE MEETING AGENDA

Termination of the Company's membership in not-for-profit organizations

Shareholder ______________________________

Individual code: bar code

Number of voting shares: Number of votes:

Resolution: **To terminate JSC CenterTelecom's membership in the following not-for-profit organizations:**

voting options

Association of joint-stock telecommunications companies of the Central Russia	FOR [ ]	AGAINST [ ]	ABSTAIN [ ]
Association of Paging Operators	FOR [ ]	AGAINST [ ]	ABSTAIN [ ]
Association of operators of CDMA networks	FOR [ ]	AGAINST [ ]	ABSTAIN [ ]
International association MART	FOR [ ]	AGAINST [ ]	ABSTAIN [ ]
Association of operators of federal business service ISKRA	FOR [ ]	AGAINST [ ]	ABSTAIN [ ]
Bryansk regional association of industrial and commercial enterprises (employers)	FOR [ ]	AGAINST [ ]	ABSTAIN [ ]
Volga regional association of telecommunications and IT engineers TELEINFO	FOR [ ]	AGAINST [ ]	ABSTAIN [ ]
Union of industrialists and entrepreneurs of the Ivanovo region (Ivanovo regional division of the Russian Union of Industrialists and Entrepreneurs (Employers)	FOR [ ]	AGAINST [ ]	ABSTAIN [ ]
Association of operators of federal NMT-450 cellular network	FOR [ ]	AGAINST [ ]	ABSTAIN [ ]
Union of manufacturers and customers of telecommunications equipment	FOR [ ]	AGAINST [ ]	ABSTAIN [ ]

For each organization only one voting option should be left uncrossed, except voting pursuant to instructions of persons who acquired shares after the list of persons eligible for participation in the meeting was compiled, or pursuant to instructions of owners of depositary securities.

Signature of the shareholder or his/her representative ______________________________

The ballot paper must be signed by the shareholder or his/her authorized representative.
Unwanted voting options should be crossed out in one of the following ways:



or



If **more than one voting option** is left in the ballot, the fields to be filled with vote numbers cast for each voting option shall be filled with the number of votes cast for each relevant voting option with a note, that voting was according to orders issued by purchasers of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting, and/or pursuant to instructions of holders of depositary securities.

A person voting by a power of attorney issued with respect of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting, in the field opposite the voting option left as valid should specify the number of votes cast for the remaining voting option and make a note to the effect that the voting was under a power of attorney issued with respect of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting.

If after the date of compiling the list of persons entitled to take part in the general meeting not all the shares were transferred, the voters should fill the field to be filled with the number of votes, opposite the voting option left as valid, with the number of votes cast for the remaining voting option and make a note to the effect that a part of shares was transferred after the date of compiling the list of persons entitled to take part in the general meeting. If voting orders of purchasers of shares transferred after the date of compiling the list of persons entitled to take part in the general meeting were received with respect to such shares coinciding with the voting option left in the ballot such votes should be summed together.

The record date (the date of compiling the list of persons entitled to take part in the general meeting) is May 13, 2005.

CENTER TELECOM

CenterTelecom posted results of operations for the first quarter of 2005

Moscow, May 5, 2005. JSC CenterTelecom (RTS: ESMO, ESMOP; MICEX: CTLK, CTLKP; OTC: CRMUY) presented financial results of operations in 1Q2005 according to the Russian Accounting Standards

According to financial statements revenues from sales in 1Q2005 totaled 6,467.6 million rubles, including some 6,382.1 million rubles from provision of telecommunications services. Revenues from local telecommunications services and domestic long-distance and international services remain the major contributors to revenues, accounting for 46.8% and 34.9% of the total revenues respectively.

Revenues grew 11.2% over the same period previous year. Revenue growth was achieved mainly due to the development of the telecommunications network, higher rates charged for local services and growing revenues generated by Internet and other new services. Revenues from new services accounted for 4.4% of the total.

Costs grew 2.3% over 1Q2004 and totaled 4,888.8 million rubles, including 4,846.0 million rubles of telecommunications services. Costs breakdown basically remained the same as before. The main components of the costs and expenses are: payroll expenses (31.7% of the total), depreciation charges (16.9%), payments for services provided by OJSC Rostelecom (15.9%), and payments to social insurance (8.2%).

Growing depreciation charges in the total costs breakdown are caused by the investment program of the Company. Reduction of social insurance expenses (both in absolute and relative terms) was due to a reduced rate from 35.6% to 26%.

Profit from sales reached 1,578.8 million rubles, EBITDA - 1,843.5 million rubles, EBITDA margin in 1Q2005 was 28.5%, net profit reached 274.7 million rubles, net profit margin was 4.2%.

The Company balance sheet and income statement for 1Q2005 are posted on the corporate website under the Financial results heading.

For further information contact:

Elena Romskaya
Director of Securities and Corporate Governance Department
Phone: +7 (095) 793-2319
e-mail: esidorovich@centertelecom.ru

Andrey Kalinchenko
Head of Investors Relations
Phone: +7 (095) 793-2340
e-mail:kalin@centertelecom.ru

JSC CenterTelecom is a leading fixed-line telecommunications operator offering the whole range of telecommunications services in the Central Federal District accounting for over 20% of Russia's total population. CenterTelecom offers all types of telecommunications services, including telephone service, Internet access, IP-telephony, and data, provides cable TV and wireline and VHF broadcasting services. The Company actively deploys state-of-the-art multiservice and SDH networks, as well as advanced wireless access systems. The Company stock is traded on RTS (ESMO, ESMOP), MICEX (CTEL, CTELP). The Company also established a Level 1 ADR program for underlying ordinary shares (CRMUY).

CENTER TELECOM

NOTICE OF INFORMATION THAT MAY SIGNIFICANTLY AFFECT PRICES OF THE SECURITIES OF THE ISSUER

INFORMATION ABOUT AN ACQUISITION BY THE ISSUER OF AN INTEREST IN THE CHARTER (CONTRIBUTED) CAPITAL (UNIT FUND) OF ANOTHER COMMERCIAL ORGANIZATION TOTALING AT LEAST 5 PER CENT, OR OF A BLOCK OF ORDINARY SHARES OF ANOTHER JOINT-STOCK COMPANY ACCOUNTING FOR AT LEAST 5 PER CENT; and ABOUT CHANGES IN SUCH INTEREST MULTIPLE OF 5 PER CENT

1. Full corporate name of the issuer: ***Joint-Stock Central Telecommunication Company***

2. Domicile of the issuer: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia***

3. Taxpayer Identification Number assigned to the issuer by tax authorities: ***5000000970***

4. Unique code of the issuer assigned by registration authorities: ***00194-A***

5. Address of the web page used by the issuer for posting information that may significantly affect prices of securities of the issuer: ***www.centertelecom.ru***

6. Full corporate name, domicile of the for-profit organization, in which the issuer purchased an interest in the charter capital (ordinary shares); or the issuer's interest in which has changed: ***Public Joint-Stock Company AEROCOM; 80 Leninski Pr-t, Building 32, Moscow, 125910, Russia.***

7. The issuer's interest in the charter capital of the organization before the change: **99.62%** ***(ninety nine and sixty two hundredth per cent);***

Percentage of the ordinary shares of the organization owned by the issuer before the change: **99.62%** ***(ninety nine and sixty two hundredth per cent);***

8. The issuer's interest in the charter capital of the organization after the change: **100%** ***(one hundred per cent);***

Percentage of the ordinary shares of the organization owned by the issuer after the change: **100%** ***(one hundred per cent).***

9. The date on which the change of the issuer's interest in the charter capital of the above named organization took effect: ***May 24, 2005***

R. Amaryan
General Director,
Joint-Stock Central Telecommunication Company

Date: May 24, 2005 Seal